

real

Next Level

Annual Report and MD&A
The Real Brokerage Inc.

2024



Corporate Overview

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 27,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Key 2024 Metrics

+84%
Revenue

Revenue increased 84% to $1.3 billion in 2024, from $689 million in 2023.

+82%
Gross Profit

Gross profit increased 82% to $115 million in 2024, from $63 million in 2023.

+77%
Agents

Reached 24,140 agents as of December 2024, a 77% increase from 13,650 as of December 2023.

+81%
Transactions

The total number of transactions closed on our platform grew to over 120,000 in 2024, an 81% increase compared with 2023.

+90%
Value of Homes Sold

The total value of homes sold increased to $49 billion in 2024, 90% higher than in 2023.

+157%
Cash from Operations

Cash from operating activities increased 157% to $49 million in 2024, from $19 million in 2023.

To Our Shareholders,

2024 was a defining year for Real. Amid historically low existing home sales and elevated mortgage rates, we delivered record performance — proof that our model can continue to thrive even in the most challenging market conditions.

We generated $1.26 billion in revenue, up 84% year-over-year. Our agents closed more than 120,000 transactions totaling $49 billion in gross market value, representing 81% and 90% growth, respectively. These results reflect the value of our platform and the trust we've earned from top-producing agents and teams across North America.

Our agent base grew to more than 24,000 by year-end, up 77% from 2023 — and surpassed 27,000 in April 2025. This growth is a direct result of our continued focus on delivering exceptional value through technology, economics, flexibility, and culture. Agents remain at the heart of everything we do.

Technology remains a key differentiator. In 2024, we launched Real Wallet, a financial platform that helps agents manage business finances and access capital to support growth. We also integrated Leo CoPilot, our AI-powered virtual assistant, into reZEN, our proprietary software platform. Leo CoPilot is already helping thousands of agents streamline workflows and reduce time spent on low-value tasks, allowing them to focus on what they do best: serving clients. We believe fintech and AI will play a critical role in elevating both the agent and client experience in the years ahead.

To that end, we've also made progress in improving the homebuying and selling experience. Our Title and Mortgage brokerage businesses are helping us deliver a more seamless, integrated transaction for consumers. With the anticipated launch of Leo for Clients, we're excited to extend the power of our technology directly to homebuyers and sellers — enhancing transparency, streamlining communication, and ultimately driving greater adoption of our higher margin ancillary services.

We ended the year with $32.8 million in unrestricted cash and short-term investments, no debt, and a continued focus on long-term profitability. In 2024, we repurchased $36.3 million of our own shares, reflecting our confidence in the value we're building.

As we look to 2025, we remain mindful of macro uncertainty, including inflation, trade tensions, and tariff risks. While the outlook for housing remains fluid, we're encouraged by the potential for lower rates to unlock greater demand. Still, we're not waiting for a recovery. We remain focused on building for what's next. Thank you for your continued support and belief in our vision.

Sincerely



Tamir Poleg
Chairman and CEO
The Real Brokerage Inc.



THE REAL BROKERAGE INC.

THE REAL BROKERAGE INC

Consolidated Financial Statements
December 31, 2024

Table of Contents



Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Real Brokerage Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2025 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Share — Refer to Note 2W. and Note 4 to the financial statements.

Critical Audit Matter Description

Tel Aviv - Main Office
1 Azrieli Center Tel Aviv, 6701101 P.O.B. 16593 Tel Aviv, 6116402 | Tel: +972 (3) 608 5555 | info@deloitte.co.il

Jerusalem
3 Kiryat Ha'Mada
Har Hotzvim Tower
Jerusalem, 914510
D. BOX 45396
Tel: +972 (2) 501 8888
Fax: +972 (2) 537 4173
info-jer@deloitte.co.il

Haifa
5 Ma'aleh Hashichrur
P.O.B. 5648
Haifa, 3105502
Tel: +972 (4) 860 7333
Fax: +972 (4) 867 2528
info-haifa@deloitte.co.il

Eilat
The City Center
P.O.B. 583
Eilat, 8810402
Tel: +972 (8) 637 5676
Fax: +972 (8) 637 1628
info-eilat@deloitte.co.il

Nazareth
9 Marj Ibn Amer St.
Nazareth, 16100
Tel: +972 (73) 399 4455
Fax: +972 (73) 399 4455
info-nazareth@deloitte.co.il

The Company has a revenue sharing plan where its agents can receive additional commission income from real estate transactions consummated by agents they have attracted to the Company. Amount paid to agents under the revenue sharing plan is based on (1) the number of qualifying agents attracted to the Company and (2) the amount earned by the Company from real estate transactions consummated by such agents.

Revenue share calculation is based on multi-tiered compensation structure and limited to maximum amount to be paid per agent attracted to the Company. The calculation is done in internally developed system and is based on conditions determined in the revenue sharing plan.

We identified revenue share expense as a critical audit matter because of the complexity of the automated calculations, significant volume of data and multiple parameters involved in the calculation of revenue share expenses. This required an increased extent of audit effort to audit and evaluate the accuracy of revenue share expenses recorded under the revenue sharing plan.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue share included the following, among others:

- With the assistance of our IT specialists, we:

  - Identified the significant system used to process revenue share transactions and tested the general IT controls over the system, including testing of user access controls, change management controls, and IT operations controls.

  - Performed testing of automated controls for the system calculation of revenue share and the system determination of qualifying active agents.

- We selected samples of agents and tested their association with the respective attracting agent by reading independent contractor agreements and tested appropriateness of the agent as a qualifying agent by obtaining evidence of agents reaching the required sales transaction volume.

- For a sample of revenue share expenses, we performed detail testing by recalculating the revenue sharing allocation in accordance with the terms of the revenue sharing plan and traced underlying transactions data to third party documents such as settlement statements or residential purchase agreements.

/s/Brightman Almagor Zohar & Co
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 6, 2025

We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Real Brokerage Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 6, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Brightman Almagor Zohar & Co
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 6, 2025

THE REAL BROKERAGE INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

	As of	
	December 31, 2024	**December 31, 2023**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 23,376	$ 14,707
Restricted cash	24,089	12,948
Investments in financial assets	9,449	14,222
Trade receivables	14,235	6,441
Other receivables	117	63
Prepaid expenses and deposits	1,645	2,132
TOTAL CURRENT ASSETS	**72,911**	**50,513**
NON-CURRENT ASSETS		
Intangible assets, net	2,575	3,442
Goodwill	8,993	8,993
Property and equipment, net	2,116	1,600
TOTAL NON-CURRENT ASSETS	**13,684**	**14,035**
TOTAL ASSETS	**86,595**	**64,548**
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable	1,374	571
Accrued liabilities	25,939	13,374
Customer deposits	24,089	12,948
Other payables	3,050	302
TOTAL CURRENT LIABILITIES	**54,452**	**27,195**
NON-CURRENT LIABILITIES		
Warrants liability	-	269
TOTAL NON-CURRENT LIABILITIES	**-**	**269**
TOTAL LIABILITIES	**54,452**	**27,464**
Commitments and contingencies		
EQUITY		
EQUITY ATTRIBUTABLE TO OWNERS		
Common Shares, $0 par value, unlimited Common Shares authorized, 202,941 Shares issued and 202,499 outstanding (in thousands) at December 31, 2024; and 183,605 Shares issued and 183,430 outstanding (in thousands) at December 31, 2023	-	-
Additional Paid in Capital	138,639	115,504
Deficit	(104,746)	(78,205)
Accumulated other comprehensive income (loss)	708	(167)
Treasury stock, at cost, 442 and 175 Common Shares (in thousands) at	(2,455)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	**32,146**	**36,875**
Non-controlling interests	(3)	209
TOTAL EQUITY	**32,143**	**37,084**
TOTAL LIABILITIES AND EQUITY	**86,595**	**64,548**

The accompanying notes form an integral part of the consolidated financial statements.

THE REAL BROKERAGE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Revenues	$ 1,264,639	$ 689,158
Cost of Sales	1,149,898	626,285
Gross Profit	**114,741**	**62,873**
General and administrative expenses	61,084	42,913
Marketing expenses	57,477	38,611
Research and development expenses	12,156	7,359
Settlement of litigation	9,250	-
Operating Expenses	**139,967**	**88,883**
Operating Loss	**(25,226)**	**(26,010)**
Other income (expenses), net	496	(587)
Finance expenses, net	(1,723)	(619)
Net Loss	**(26,453)**	**(27,216)**
Net income attributable to noncontrolling interests	88	285
Net Loss Attributable to the Owners of the Company	**(26,541)**	**(27,501)**
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:		
Unrealized gain on investments in financial assets	81	330
Foreign currency translation adjustment	794	(28)
Total Comprehensive Loss Attributable to Owners of the Company	**(25,666)**	**(27,199)**
Total Comprehensive Income Attributable to Non-Controlling Interest	88	285
Total Comprehensive Loss	**(25,578)**	**(26,914)**
Loss per share		
Basic and diluted loss per share	$ **(0.14)**	$ **(0.15)**
Weighted-average shares, basic and diluted	**191,172**	**178,127**

The accompanying notes form an integral part of the consolidated financial statements.

THE REAL BROKERAGE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)

	Additional Paid in Capital	Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non-Controlling Interests	Total Equity
Balance at, January 1, 2024	115,504	(78,205)	(167)	(257)	36,875	209	37,084
Total net income (loss)	-	(26,541)	-	-	(26,541)	88	(26,453)
Total other comprehensive income (loss)	-	-	875	-	875	-	875
Distributions to non-controlling interests	-	-	-	-	-	(300)	(300)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	(36,283)	(36,283)	-	(36,283)
Release of treasury shares	(34,085)	-	-	34,085	-	-	-
Exercise of stock options	6,275	-	-	-	6,275	-	6,275
Exercise of warrants	862	-	-	-	862	-	862
Shares withheld for taxes	(2,832)	-	-	-	(2,832)	-	(2,832)
Equity-settled share-based payment	52,916	-	-	-	52,916	-	52,916
Balance at, December 31, 2024	**138,639**	**(104,746)**	**708**	**(2,455)**	**32,146**	**(3)**	**32,143**
Balance at, January 1, 2023	94,531	(50,704)	(469)	(14,962)	28,396	263	28,659
Total net income (loss)	-	(27,501)	-	-	(27,501)	285	(27,216)
Total other comprehensive income (loss)	-	-	302	-	302	-	302
Distributions to non-controlling interests	-	-	-	-	-	(339)	(339)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	(2,865)	(2,865)	-	(2,865)
Release of treasury shares	(17,570)	-	-	17,570	-		-
Exercise of stock options	502	-	-	-	502	-	502
Shares withheld for taxes	(362)	-	-	-	(362)	-	(362)
Equity-settled share-based payment	38,403	-	-	-	38,403	-	38,403
Balance at, December 31, 2023	**115,504**	**(78,205)**	**(167)**	**(257)**	**36,875**	**209**	**37,084**

The accompanying notes form an integral part of the consolidated financial statements.

THE REAL BROKERAGE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)

	For the Year Ended	
	December 31, 2024	December 31, 2023
OPERATING ACTIVITIES		
Net Loss	$ (26,453)	$ (27,216)
Adjustments for:		
Depreciation and amortization	1,396	1,128
Impairment of goodwill	-	723
Equity-settled share-based payments	52,916	38,403
Finance costs	376	64
Change in fair value of warrants liability	600	27
Changes in operating asset and liabilities:		
Contingent consideration	-	(600)
Trade receivables	(7,794)	(4,894)
Other receivables	(54)	11
Prepaid expenses and deposits	487	(1,603)
Accounts payable	803	97
Accrued liabilities	12,565	7,752
Customer deposits	11,141	5,467
Other payables	2,748	(382)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**48,731**	**18,977**
INVESTING ACTIVITIES		
Purchase of property and equipment	(1,045)	(629)
Purchase of financial assets	(1,692)	(6,847)
Sale of financial assets	6,546	847
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**3,809**	**(6,629)**
FINANCING ACTIVITIES		
Purchase of common shares for Restricted Share Unit (RSU) Plan	(36,283)	(2,865)
Payment of employee taxes on certain share-based arrangements	(2,832)	(362)
Proceeds from exercise of stock options	6,275	502
Distributions to non-controlling interest	(300)	(339)
NET CASH USED IN FINANCING ACTIVITIES	**(33,140)**	**(3,064)**
Net change in cash, cash equivalents and restricted cash	19,400	9,284
Cash, cash equivalents and restricted cash, beginning of year	27,655	18,327
Effect of foreign exchange rate changes on cash and cash equivalents	410	44
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$ **47,465**	$ **27,655**
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:		
Warrants exercised	**862**	-

The accompanying notes form an integral part of the consolidated financial statements

1. BUSINESS

Description of Business

The Real Brokerage Inc. ("**Real**" or the "**Company**") is a growing real estate technology company located in the United States and Canada. As a licensed real estate brokerage, the Company's revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. The Company is taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem. The Company focuses on developing technology to enhance real estate agent performance, while aiming to build a scalable, efficient brokerage operation that allows for technologically supported brokerage oversight that is not dependent on a cost-heavy brick and mortar presence in the markets in which the Company operates. The Company's goal is to establish itself as the destination brokerage for agents, by offering a combination of technology, support, and financial incentives. The Company's vision is to transform home buying under the guidance of an agent through an integrated consumer technology product, while growing its ancillary services, including mortgage broker and title services. In addition, the Company plans to expand its suite of tools and products tailored for agents, including Company-branded financial products.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title, mortgage broker, and wallet operations.

Common Shares

On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. On May 14, 2024, the Company announced that it renewed its NCIB again pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2025.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an "**RSU**") obligations. The Company appointed CWB Trust Services (the "**Trustee**") as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

On June 15, 2021, the Company's Common Shares commenced trading on the NASDAQ under the symbol "REAX". On July 26, 2022, the Company's Common Shares commenced trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "REAX".

On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Company's Board of Directors and the TSX. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the NASDAQ under the symbol "REAX".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

A.   Basis of preparation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

B.   Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling voting interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries' accounting policies are in line with Company's accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

C.   Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

D.   Certain significant risks and business uncertainties

We operate in the residential real estate industry and are a technology-focused company. Accordingly, we are affected by a variety of factors that could have a significant negative effect on our future financial position, results of operations, and cash flows. These factors include: negative macroeconomic factors affecting the health of the residential real estate industry, negative factors disproportionately affecting markets where we derive most of our revenue, intense competition in the residential real estate industry, changes in prevailing interest rates, maintaining and managing rapid growth, industry changes as the result of certain class action lawsuits or government investigations and maintaining compliance with laws and regulations.

Certain financial instruments, primarily cash and cash equivalents and investments, potentially subject us to concentrations of credit risk. We generally place our cash and cash equivalents and investments with major financial institutions we deem to be of high-credit-quality in order to limit our credit exposure. We maintain our cash accounts with financial institutions where deposits exceed federal insurance limits. Credit risk in regard to accounts receivable is spread across a large number of customers.

E.   Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

F.   Foreign currency

Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the statements of comprehensive loss for determination of net profit or loss during the period.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated using average exchange rates during the period. Such differences are included in accumulated other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount within accumulated other comprehensive income is transferred to profit or loss.

G.   Operating segments

The Company uses judgement in determining its operating segments by taking into consideration the Chief Operating Decision Maker's ("CODM") assessment of overall performance and decisions such as resource allocations and delegation of authority.

The segment information disclosed in these consolidated Financial Statements reflects historical results consistent with the identifiable reportable segments of The Real Brokerage Inc. and financial information that the CODM reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Company's Chief Executive Officer.

Detailed segment information is disclosed in *Note 5*.

H.   Revenue from contracts with customers

The Company generates substantially all its revenue from commissions generated from the sale of real estate properties. Other sources of revenue relate to ancillary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between buyers and sellers. The Company satisfies its performance obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company recognizes revenues in the gross commission amount of consideration, to which it expects to be entitled to.

Please see *Note 3* for more information about the Company's revenues from contracts with customers.

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue upon the satisfaction of its performance obligation when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

Type of product or service	Nature of timing of satisfaction of performance obligations including significant payment terms	Revenue recognition policies
Commissions from real estate contracts	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed
Title Fees (Escrow and Title Insurance)	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time when the transaction is closed and paid
Mortgage Broker	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time when the loan has been funded
Wallet	Transactions based fees are recognized when the service is performed, while interest income from deposit and credit lines is recognized over time as it accrues based on the effective interest rate	Revenue is recognized either at a point in time or over time depending on the nature of the service provided

I.   Cost of Sales

Cost of Sales represents real estate commissions paid to the Company's agents, as well as to outside brokerages in Canada, and Title Fee Expenses.

J.   Share-based compensation

The Company's real estate agents receive remuneration in the form of share-based compensation, whereby those agents are entitled to restricted share units. In addition, the Company grants its employees and members of the board of directors' remuneration in the form of share-based compensation, whereby employees and the board of directors render services in consideration for equity instruments.

Share-based payment arrangements

The grant-date fair value excluding the effect of non-market equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For awards that vests in tranches subject only to a service condition (e.g., time-based vesting), the Company recognizes compensation cost over the requisite service period for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

Restricted share unit plan

Under the restricted share unit plans, eligible participants receive restricted share units (RSUs), which generally vest over a period of up to four years. The expense in relation to RSUs earned in recognition of service performance conditions is recognized at grant-date fair value during the applicable vesting period based on the best available estimate of the number of equity instruments expected to vest with a corresponding increase in equity. Non-bonus RSUs granted under the agent stock purchase plan are fully vested at grant date. The expense in relation to such RSUs is recognized at grant-date fair value with a corresponding increase in equity. Please see *Note 7.D* for more information about the Company's restricted share unit.

The Company also awards performance-based RSUs which require certain conditions, communicated within each individual award, to be met for vesting to occur. Expense related to the issuance of performance-based RSUs is recorded over the vesting period, is initially based on the fair value of the award on the grant date, and is subsequently remeasured at each reporting date based upon the probability that the performance target will be met.

Forfeiture rates are based on historical experience and are adjusted in subsequent periods for differences in actual forfeitures from those estimated. The Company's forfeiture assumptions serve to reduce the unamortized grant date fair value of outstanding awards as well as the associated stock-based compensation expense. As awards are actually forfeited, the number of awards outstanding is reduced, and the remaining unamortized grant date fair value is compared to assumed forfeiture levels. True-up adjustments are made as deemed necessary. For the years presented, the Company assumed a 2% forfeiture rate on Share-based payment arrangements and RSU awards.

K.   Income tax

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

L.   Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (significant components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Computer hardware and software:	5 years
Furniture and fixtures:	5-10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

M.   Research and Development

Research and development expense consists primarily of salaries and benefits, share based compensation, and other related expenses. The Company expenses research and development costs as incurred and record them in Research and development expenses, except as described under Note 2N below.

N.   Software Development Costs

Software development costs include costs to develop software to be used solely to meet internal needs and applications used to deliver our services. These software development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized amounts are presented under property and equipment.

O.   Available for sale debt securities

Debt securities that the Company doesn't have the intent and ability to hold to maturity and aren't held principally for the purpose of selling them in the near term are classified as available for sale. Debt securities classified as available for sale are reported at fair value and subject to impairment testing. Other than impairment losses, unrealized gains and losses are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income.

P.   Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The fair value hierarchy prioritizes the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Input Level	Definitions
Level 1	Inputs are quoted market prices in active markets for identical assets or liabilities (these are observable market inputs).
Level 2	Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability (includes quoted market prices for similar assets or identical or similar assets in markets in which there are few transactions, prices that are not current or prices that vary substantially).
Level 3	Inputs are unobservable inputs that reflect the entity's own assumptions in pricing the asset or liability (used when little or no market data is available).

Refer to Note 15 for further information regarding the Companies fair value measurements.

Q.   Cash and Cash Equivalents and Restricted Cash

In the consolidated balance sheets, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents consist primarily of money market fund and other short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included in Restricted cash in the consolidated balance sheets. Restricted cash consists of cash held in escrow by the Company's brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective customers' deposit liability.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of the same amounts shown on the statement of cash flows.

	As of	
	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	$ 23,376	$ 14,707
Restricted Cash	24,089	12,948
Total cash, cash equivalents, and restricted cash, ending balance	$ 47,465	$ 27,655

R.   Goodwill

Goodwill represents the excess of the consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. The Company evaluates goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that would more likely than not indicate that the fair value of the reporting unit is less than its carrying amount. Generally, this evaluation begins with a qualitative assessment to determine if the fair value of the reporting unit is more likely than not less than its carrying value. The test for impairment requires management to make judgments relating to future cash flows, discount and growth rates and economic and market conditions.

For the year ended December 31, 2024 and 2023, we performed an assessment of goodwill related to our previous business acquisition which resulted in an impairment charge for the year ended December 31, 2023 (See Note 11).

S.   Intangible Assets

The Company's intangible assets are finite lived and consist primarily of customer relationships. Determining the fair value of the intangible assets acquired requires management's judgment, often utilizes third-party valuation specialists, and involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash flows, discount rates, replacement costs, and asset lives, among other estimates.

The judgments made in the determination of the estimated fair value assigned to the intangible assets acquired and the estimated useful life of each asset could significantly impact our consolidated financial statements in periods after the acquisition, such as through depreciation and amortization expense.

The Company evaluates its intangible assets for recoverability and potential impairment, or as events or changes in circumstances indicate the carrying value may be impaired.

The Company's intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years.

T.   Impairment

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. When assets are considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

U.   Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated over the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements (i.e. changes in lease term) of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date. Lease payments on short-term leases are recognized as expenses on a straight-line basis over the lease term.

As of December 31, 2023 and December 31, 2024, the Company has no outstanding long term operating or finance lease arrangements for which a right of use asset or lease liability were recognized.

V.   Business combinations

The Company allocates the purchase price of an acquired company, including when applicable, the fair value of contingent consideration between tangible and intangible assets acquired and liabilities assumed from the acquired businesses based on estimated fair values, with any residual of the purchase price recorded as goodwill.

Estimating fair values requires significant judgments, estimates and assumptions including but not limited to: discount rates, future cash flows and the economic lives of acquired intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies, and are inherently uncertain.

W.   Revenue Share

The Company has a revenue sharing plan where its agents can receive additional commission income from real estate transactions consummated by agents they have attracted to the Company. The amount paid to agents under the revenue sharing plan is based on (1) the number of qualifying agents attracted to the Company and (2) the amount earned by the Company from real estate transactions consummated by such agents. Brokers are eligible for earning 1% of the revenue share that is generated by transactions closed in their states. Revenue share expenses are included as part of Marketing Expenses in the Consolidated Statements of Comprehensive Loss.

X.   Warrants Accounting

Warrants are a financial instrument that allow the holder to purchase stock of the issuer at a specified price during the warrant term.

Liability Classified

The Company classifies a warrant to purchase shares of its common stock as a liability on its consolidated balance sheets when either:

      a) the warrant is a freestanding financial instrument which is either mandatorily redeemable, may require the repurchase of the Company's shares, or the Company has an obligation to issue a variable number of shares which monetary value is based solely or predominately on any one of the following:

            i) a fixed monetary amount known at inception.

            ii) variations in something other than fair value of the shares.

            iii) variations inversely related to changes in fair value of the shares.

      b) the warrant is a freestanding financial instrument that isn't indexed to the companies own stock or doesn't meet the criteria for equity classification per the guidance within ASC 815-40.

Each liability classified warrant is initially recorded at fair value on date of grant using the Black-Scholes model and net of issuance costs, and it is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in fair value of the warrant are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant.

Y.   Treasury Share

Company shares held by the Company are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Z.   Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are included in marketing expense in the accompanying consolidated statements of comprehensive loss.

Advertising costs for the years ended December 31, 2024, and 2023 were $3,500 thousand and $2,087 thousand respectively.

AA.   Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, some of which involve claims for damages that are substantial in amount. The Company is also from time to time subject to legal proceedings outside the ordinary course. Some of these matters may be covered by insurance, which contain deductibles, exclusions, claim limits and aggregate policy limits. While the ultimate liability for these legal proceedings cannot be determined, the Company uses judgment in the evaluation of claims and the need for accrual for loss contingencies quarterly. The Company records an accrual for litigation related losses where the likelihood of loss is both probable and estimable. The Company accrues legal fees for litigation as the legal services are provided.

AB.   Accounting policy developments

Recently Adopted Accounting Pronouncement

The Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU') 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"*. This ASU does not alter the methodology employed by the Company in identifying its operating segments, aggregating those operating segments or applying the quantitative thresholds to determine its reportable segments. Instead, the new ASU adds required disclosures concerning significant segment expenses that are regularly provided to or easily computed from information regularly provided to by the chief operating decision maker ("CODM") and included within the Company's reported measure of segment profit or loss, as well as certain other disclosures. The new ASU also allows disclosure of multiple measures of segment profitability if those measures are used to allocate resources and assess performance by the CODM. Furthermore, certain annual disclosures will be required on an interim basis. The new ASU is effective for annual financial statements of public business entities for fiscal years beginning after December 15, 2023 and in interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The new guidance should be adopted retrospectively unless impracticable. The Company has adopted ASU 2023-07 retrospectively beginning from January 1, 2023.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), to require disaggregated information about a reporting entity's effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) requiring additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. DISE will be effective for annual reporting periods beginning after December 15, 2026 with early adoption permitted. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

3. **REVENUE**

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Main revenue streams		
Commissions	1,255,799	684,873
Title	4,788	2,990
Mortgage Broker Income	4,010	1,295
Wallet	42	-
Total Revenue	**1,264,639**	**689,158**

4. **EXPENSES BY NATURE**

The following table presents a breakdown of operating expenses (in thousands):

	For the Year Ended	
	December 31, 2024	December 31, 2023
Cost of Sales	**1,149,898**	**626,285**
Operating Expenses		
General and Administrative Expenses	**61,084**	**42,913**
Salaries and Benefits	27,081	18,940
Stock Based Compensation	9,324	8,607
Administrative Expenses	3,816	3,244
Professional Fees	16,437	8,425
Depreciation Expense	1,396	1,128
Other General and Administrative Expenses	3,030	2,569
Marketing Expenses	**57,477**	**38,611**
Salaries and Benefits	1,048	767
Stock Based Compensation for Employees	29	14
Stock Based Compensation for Agents	10,077	7,780
Revenue Share	42,727	27,905
Other Marketing and Advertising Cost	3,596	2,145
Research and Development Expenses	**12,156**	**7,359**
Salaries and Benefits	6,400	3,749
Stock Based Compensation	949	440
Other Research and Development	4,807	3,170
Settlement of Litigation	9,250	-
Total Operating Expenses	**139,967**	**88,883**
Total Cost of Sales and Operating Expenses	**1,289,865**	**715,168**

Finance Expenses

The following table provides a detailed breakdown of Finance costs (in thousands) as reported in the consolidated statement of comprehensive loss:

	For the Year Ended	
Description	December 31, 2024	December 31, 2023
Change in Fair Value of Warrants Liability	600	27
Realized Losses (Gains)	-	(3)
Bank Fees	747	527
Finance Costs	376	68
Total Finance Expenses	**1,723**	**619**

5.   OPERATING SEGMENTS DISCLOSURES

Segment information aligns with how the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, manages the business and allocates resources into four operating segments:

- **North American Brokerage:** generates revenue by processing real estate transactions which entitles the Company to commissions.

- **One Real Title:** generates revenue by offering title insurance and closing services for residential and/or commercial transactions.

- **One Real Mortgage:** derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

- **Real Wallet:** derives revenue from fees associated with the program and the offering of financial products.

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information and is (iii) regularly reviewed by the CODM. Once operating segments are identified, the Company performs a quantitative analysis of the current and historic revenues and profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics.

The Company has determined that it operates as a single reporting segment - North American Brokerage which comprises of more than 90% of Group's total revenue and income (loss) from operations. The other three segments One Real Title, One Real Mortgage and Real Wallet are not considered as reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These three segments are disclosed in an 'other segments' category below.

The presentation in this note for prior periods has been restated following the retrospective adoption of ASU 2023-07.

The CODM uses revenues, gross profit and operating income (loss) as key metrics to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes to the Audited Consolidated Financial Statements included herein. The following table provides information about the Company's reportable segments (in thousands).

	For the Year Ended December 31, 2024		
	North American Brokerage	**Other Segments**	**Total**
Revenues	1,255,799	8,840	1,264,639
Cost of Sales	1,147,072	2,826	1,149,898
Gross Profit	**108,727**	**6,014**	**114,741**
Operating Expenses[(1)(2)]	**128,953**	**11,014**	139,967
Operating Loss	**(20,226)**	**(5,000)**	**(25,226)**
Reconciliation of profit or loss (segment profit/(loss))			
Other income (expenses), net			496
Finance expenses, net			(1,723)
Net Loss			**(26,453)**

[1]Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

[2]Operating expenses includes Revenue share expense of approximately 42,727 thousand and is recorded in the North American Brokerage segment.

| | *For the Year Ended December 31, 2023* | | |
	North American Brokerage	Other Segments	Total
Revenues	684,873	4,285	689,158
Cost of Sales	625,016	1,269	626,285
Gross Profit	**59,857**	**3,016**	**62,873**
Operating Expenses[1][2]	**81,395**	**7,488**	**88,883**
Operating Loss	**(21,538)**	**(4,472)**	**(26,010)**
Reconciliation of profit or loss (segment profit/(loss))			
Other income (expenses), net			(587)
Finance expenses, net			(619)
Net Loss			**(27,216)**

[1]Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.

[2]Operating expenses includes Revenue share expense of approximately 27,905 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

The assets and liabilities of each segment are not reported to the CODM on a regular basis therefore they are not disclosed in these consolidated financial statements.

Depreciation and Amortization

| | *For the Year Ended* | |
	December 31, 2024	December 31, 2023
North American Brokerage	609	444
Other Segments	787	684
Total Company	**1,396**	**1,128**

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
United States	1,109,616	573,658
Canada	155,023	115,500
Total revenue by region	**1,264,639**	**689,158**

Non-current assets, by geography, are shown in the tables below:

As of December 31, 2024				
	Canada	**Israel**	**United States**	**Total**
Non-Current Assets				
Intangible Assets	—	—	2,575	2,575
Goodwill	—	—	8,993	8,993
Property and Equipment	16	11	2,089	2,116
Total Non-Current Assets	**16**	**11**	**13,657**	**13,684**

As of December 31, 2023				
	Canada	**Israel**	**United States**	**Total**
Non-Current Assets				
Intangible Assets	—	—	3,442	3,442
Goodwill	—	—	8,993	8,993
Property and Equipment	30	11	1,559	1,600
Total Non-Current Assets	**30**	**11**	**13,994**	**14,035**

6. **BASIC AND DILUTED LOSS PER SHARE**

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus, any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Issued Common Shares, Balance at the beginning of the year	183,605	173,993
Warrant Exercises	72	—
Effect of Treasury Purchases	(4,692)	(974)
Release of Shares	2,766	4,646
Effect of Treasury Issuance	6,469	—
Effect of Share Options Exercise	2,952	462
Weighted-average numbers of Common Shares	**191,172**	**178,127**
Loss per share		
Basic and diluted loss per share	**(0.14)**	**(0.15)**

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Options	14,991	21,943
RSU	24,619	27,609
Total	**39,610**	**49,552**

7. SHARE-BASED PAYMENT ARRANGEMENTS

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the "**Stock Option Plan**") that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the "**Omnibus Incentive Plan**"). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

In connection with the graduation to the TSX, the Company amended its Omnibus Incentive Plan (the "**A&R Plan**") on July 13, 2022, and the Company's shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

The following table depicts the number of Options granted (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2023	**27,057**		
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	33.3% on first anniversary, then quarterly vesting	10 years
On August, 2023	85	3 years quarterly vest	10 years
On November, 2023	10	33.3% on first anniversary, then quarterly vesting	10 years
Balance December 31, 2023	**28,732**		
Balance January 1, 2024	**28,732**		
On April, 2024	45	3 years vest	10 years
On August, 2024	30	3 years vest	10 years
On November, 2024	25	3 years quarterly vest	10 years
Balance December 31, 2024	**28,832**		

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula. The Black-Scholes model requires management to make certain assumptions including the expected life of the stock options, volatility and risk-free interest rate. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The weighted-average grant date fair value and the inputs used in the measurement of the fair value at the grant and measurement date were as follows:

	December 31, 2024	December 31, 2023
Share price	$4.31 to $6.50	$1.25 to $1.67
Expected volatility (weighted-average)	69.4% - 95.0%	95.0% - 108.0%
Expected life (weighted-average)	3.90 to 10 years	10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	4.19 – 4.26%	3.62 – 3.95%
Weighted-average grant date fair value	$ 5.28	$ 1.28

Expected volatility has been based on an evaluation of historical volatility of the company's share price.

C. Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	December 31, 2024		December 31, 2023	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	21,943	$ 0.92	21,746	$ 0.87
Granted	100	5.28	1,675	1.28
Forfeited/ Expired	(88)	1.30	(312)	1.41
Exercised	(6,964)	0.60	(1,166)	0.36
Outstanding at end of year	**14,991**	**$ 1.09**	**21,943**	**$ 0.92**
Exercisable at end of year	**11,702**	**0.96**	**15,566**	**0.72**

The Options outstanding as of December 31, 2024 had a weighted average exercise price of $1.09 (December 31, 2023: $0.92) and a weighted-average remaining contractual life of 6.6 years (December 31, 2023: 8.8 years).

The fair value of stock options vested, and the intrinsic value of stock options exercised are as follows:

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Fair value of options vested	$ 1.38	$ 1.17
Intrinsic value of options exercised	$ 4.11	$ 1.16

D.   Restricted share unit plan

Restricted share unit plan

Under the Company's agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU, which have a vesting term of up to 3 years and subject to forfeiture in certain circumstances, entitles the holder to one Common Share. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the year ended December 31, 2024 was $9.7 million, and was classified as marketing expense.

Under the Company's agent stock purchase program, agents purchase RSUs, which vest immediately, using a percentage of the agent's commission that is withheld by the Company. Each RSU entitles the holder to one Common Share. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent's "cap" amount (the "**Cap**"). As an incentive to participate in the program, the Company issues additional RSUs ("**Bonus RSUs**") with a value of (i) 15% of the commission withheld if an agent has not met the Cap and (ii) 30% of the commission withheld if an agent has met the Cap. On January 1, 2024, the Company updated the Bonus RSUs structure to matching (i) 10% of the commission withheld if an agent has not met the Cap and (ii) 20% of the commission withheld if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to commissions and other agent-related costs and the Bonus RSUs are expensed to marketing expenses within the consolidated statements of comprehensive loss. RSUs purchased under the program are expensed immediately and Bonus RSUs are amortized over the vesting period with a corresponding increase in stock-based compensation reserve.

Stock compensation awards granted to full time employees ("**FTEs**") are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the consolidated statements of comprehensive loss.

During the twelve months ended December 31, 2024, the Company granted RSU awards related to 17.8 million common shares with a weighted average grant date fair value of $4.26. Included within the RSU awards granted in 2024 were 1.5

million performance-based awards. There were 23.4 million common shares granted during the twelve months ended December 31, 2023, with a weighted average grant date fair value of $1.43.

The following table illustrates the Company's stock activity (in thousands of units) for the restricted share units under its equity plan. Once fully vested, awards are either settled in stock or the equivalent cash value, as determined in the Company's discretion.

	Restricted Share Units
Balance at, December 31, 2022	**16,908**
Granted	23,400
Vested and Issued	(10,631)
Forfeited	(2,068)
Balance at, December 31, 2023	**27,609**
Granted	17,769
Vested and Issued	(19,376)
Forfeited	(1,383)
Balance at, December 31, 2024	**24,619**

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the consolidated statement of loss.

	For the Year Ended					
	December 31, 2024			**December 31, 2023**		
	Options Expense	*RSU Expense*	*Total*	*Options Expense*	*RSU Expense*	*Total*
Cost of Sales – Agent Stock Based Compensation	-	32,537	**32,537**	-	21,562	**21,562**
Marketing Expenses – Agent Stock Based Compensation	382	9,695	**10,077**	2,209	5,571	**7,780**
Marketing Expenses – FTE Stock Based Compensation	2	27	**29**	7	7	**14**
Research and Development – FTE Stock Based Compensation	24	925	**949**	142	298	**440**
General and Administrative – FTE Stock Based Compensation	1,763	7,561	**9,324**	5,914	2,693	**8,607**
Total Stock Based Compensation	**2,171**	**50,745**	**52,916**	**8,272**	**30,131**	**38,403**

8.   INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Consolidated Balance Sheets:

Description	Cost or Amortized Cost December 31, 2023	Cost or Amortized Cost December 31, 2024	Fair Value December 31, 2023	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Fair Value December 31, 2024
Cash Investments	6,531	-	6,531	(6,531)	-	-	-
Fixed Income	7,274	9,289	7,597	1,212	480	81	9,370
Investment Certificate	94	79	94	(15)	-		79
Total	**13,899**	**9,368**	**14,222**	**(5,334)**	**480**	**81**	**9,449**

Investment securities are recorded at fair value. The Company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company's investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss).

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the decline in fair value below amortized cost is a result of credit losses or other factors, whether the Company expects to recover the amortized cost of the security, the Company's intent to sell and if it is more likely than not that the Company will be required to sell the securities before the recovery of amortized cost. For the fiscal years ended December 31, 2024 and December 31, 2023, no allowance for credit losses was recorded.

9.   PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following *(in thousands)*

	As of	
	December 31, 2024	December 31, 2023
Computer hardware and software	3,070	2,082
Furniture, fixture, and equipment	9	10
Total property and equipment	3,079	2,092
Less: accumulated depreciation	(963)	(492)
Property and equipment, net	2,116	1,600

For the years ended December 31, 2024 and 2023, depreciation expense was $504 and $316 respectively.

10.   INTANGIBLE ASSETS

The Company's intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years. The below balance includes $25 thousand of indefinite-lived trademarks that are not amortized.

Reconciliation of Carrying Amounts *(in thousands)*

	Intangible Assets
Cost	
Balance at December 31, 2022	3,933
Measurement Period Adjustment	530
Balance at December 31, 2023	4,463
Additions	25
Balance at December 31, 2024	**4,488**
Accumulated Amortization	
Balance at December 31, 2022	225
Amortization	796
Balance at December 31, 2023	1,021
Amortization	892
Balance at December 31, 2024	**1,913**
Carrying Amounts	
Balance at December 31, 2023	3,442
Balance at December 31, 2024	**2,575**

As of December 31, 2024, expected amortization related to intangible assets will be;

Expected Amortization		
2025	$	893
2026		780
2027		780
2028		97
2029 and thereafter		—
Total	$	2,550

11.   GOODWILL

We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired.

Goodwill impairment is recognized when the fair value of the reporting unit is less than its carrying amount.

The fair value of the reporting unit has been determined using the income approach leveraging discounted cash flows, with the market approach used as a reference.

For the year ended December 31, 2024, no impairment charges were recorded as a result of the annual assessment of goodwill.

For the year ended December 31, 2023, the annual impairment assessment resulted in an impairment charge for the goodwill related to the One Real Title operating segment, recognized as part of the Expetitle transaction, which is presented as part of Other Segment (see Note 5). During the impairment evaluation, the Company determined that actual results had declined significantly from projections. Based on this determination, the Company determined that the estimated fair value was significantly lower than the reporting unit carrying value by $723 thousand book value of One Real Title and the goodwill associated with One Real Title should be impaired.

	Realty Crunch	Expetitle	LemonBrew	Total
Cost				
Balance at December 31, 2022	602	8,393	1,267	10,262
Impairment	-	(723)	-	(723)
Adjustments	-	-	(546)	(546)
Balance at December 31, 2023	602	7,670	721	8,993
Impairment	-	-	-	-
Balance at December 31, 2024	**602**	**7,670**	**721**	**8,993**

	Realty Crunch	Expetitle	LemonBrew	Total
Accumulated Impairment Loss at December 31, 2022	—	—	—	—
Goodwill Impairment	—	723	—	723
Accumulated Impairment Loss at December 31, 2023	—	723	—	723
Goodwill Impairment	—	—	—	—
Accumulated Impairment Loss at December 31, 2024	**—**	**723**	**—**	**723**

12. Income Taxes

The Canada and foreign components of income (loss) before income taxes were as follows for the years ended (in thousands):

	December 31, 2024	December 31, 2023
Domestic (CAN)	$ (7,933)	$ (13,003)
Foreign (US and IL)	(18,520)	(14,213)
Income (loss) before taxes	$ (26,453)	$ (27,216)

Current income tax expense, deferred income tax expense, and total income tax expense were all $— for both the years ended December 31, 2024, and 2023.

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate is as follows for the years ended:

	December 31, 2024	December 31, 2023
Federal statutory rate	27.00 %	27.00 %
Statutory rate differential	(1.87)%	(0.93)%
Excess benefits on equity compensation	11.68 %	3.91 %
Change in valuation allowance	(31.80)%	(24.36)%
Nondeductible expenses	(4.84)%	(5.37)%
Other	(0.17)%	(0.25)%
Effective income tax rate	— %	— %

The principal components of the Company's deferred tax assets and liabilities at December 31, 2024 and 2023 are as follows (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Capitalized Section 174 Costs	4,423	2,461
Accrued Professional Fees	215	—
Stock based compensation	4,997	4,853
Partnership income	158	128
Loss on contingency	215	14
Net Operating Loss Carryforward	13,626	9,291
Other	2	11
Total deferred tax assets	23,636	16,758
Valuation allowance	(22,783)	(15,771)
Net deferred tax assets	853	987

	December 31, 2024	December 31, 2023
Deferred tax liabilities:		
Intellectual property	$ (535)	$ (760)
Property, plant and equipment	(96)	(125)
Software and website development	(138)	(79)
Goodwill	(84)	(23)
Total deferred tax liabilities	(853)	(987)
Net deferred tax assets (liabilities)	—	—

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will be realized.

In evaluating the need for a valuation allowance, the Company noted that it has generated cumulative losses in recent years. In 2024, the valuation allowance increased by $7.0 million, which differed from the rate reconciliation due to rate differential. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.

Net operating loss carryforwards (in thousands):

	December 31, 2024	December 31, 2023
NOL carryforward for Canadian income tax	9,909	6,942
NOL carryforward for Israeli income tax	8,038	8,666
NOL carryforward for U.S. federal income tax	37,097	21,975
NOL carryforward for U.S. state income tax	44,144	23,082

As of December 31, 2024 and December 31, 2023, the Company had net operating loss carryforward amounts of $10 million and $7 million for Canadian income tax purposes, $37 million and $22 million for U.S. federal income tax purposes, $8 million and $9 million for Israeli income tax purposes, and $44 million and $23 million for U.S. state income tax purposes, respectively. Immaterial amounts of both federal and state NOLs will begin to expire in 2034.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes, as well as the provisions for indirect and other taxes and related penalties and interest. The Company was not subject to examination in any jurisdiction at December 31, 2024.

13. CAPITAL AND RESERVES

Common Shares

All Common Shares rank equally with regards to the Company's residual assets. The following table is presented in thousands:

	December 31, 2024	December 31, 2023
Ordinary Shares, Beginning Balance	183,605	179,922
Stock Options Exercised	5,379	1,231
Release of Restricted Stock Units	13,820	2,452
Warrants Exercised	137	—
Ordinary Shares, Ending Balance	202,941	183,605

Treasury Stock

Treasury Stock is recognized at cost of purchase and presented as a deduction from equity. The following table shows the changes in treasury stock shares for the periods presented in thousands:

	December 31, 2024	December 31, 2023
Treasury Stock, Beginning Balance	175	5,771
Repurchases of Common Shares	8,264	1,988
Issuance of Treasury Stock	(7,997)	(7,584)
Treasury Stock, Ending Balance	442	175

14. LIQUIDITY AND CAPITAL RESOURCES

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts by considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or issue or repay debt.

Real's objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company's capital management policies during the years ended December 31, 2024, and December 31, 2023.

The following table presents the Company's liquidity (in thousands):

	As of	
	December 31, 2024	**December 31, 2023**
Cash and Cash Equivalents	23,376	14,707
Other Receivables	117	63
Investments in Financial Assets	9,449	14,222
Total	**32,942**	**28,992**

15.   **FINANCIAL INSTRUMENTS – FAIR VALUE AND RISK MANAGEMENT**

Accounting classifications and fair value *(in thousands)*

| | As of December 31, 2024 | | | | | |
| | Carrying Amount | | | Fair Value | | |
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)						
Investments in Financial Assets	9,368	-	9,368	9,449	-	**9,449**
Total Financial Assets Measured at Fair Value (FV)	**9,368**	**-**	**9,368**	**9,449**	**-**	**9,449**

| | As of December 31, 2023 | | | | | |
| | Carrying Amount | | | Fair Value | | |
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)						
Investments in Financial Assets	13,899	-	13,899	14,222	-	14,222
Total Financial Assets Measured at Fair Value (FV)	**13,899**	**-**	**13,899**	**14,222**	**-**	**14,222**
Financial Liabilities Measured at Fair Value (FV)						
Warrants	-	269	269	-	269	269
Total Financial Liabilities Measured at Fair Value (FV)	**-**	**269**	**269**	**-**	**269**	**269**

During the years ended December 31, 2024, and December 31, 2023, there have been no transfers between Level 1, Level 2 and Level 3.

16.   COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

In December, 2023, the Company was named as a defendant in a putative class action lawsuit, captioned *Umpa v. The National Association of Realtors, et al.*, which was filed in the United States District Court for the Western District of Missouri (the "Umpa Class Action"). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court's preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California ("Miholich Class Action"). The Miholich Class Action alleges that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act. The Company's policies require the independent contractor real estate agents to comply with the Telephone Consumer Protection Act. The plaintiffs are seeking certification of the Miholich Class Action, injunctive relief prohibiting future violations of the Telephone Consumer Protection Act, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys' fees. The Company will vigorously defend against the claims asserted in the Miholich Class Action, and the Company is unable to predict the outcome of the Miholich Class Action or whether an outcome unfavorable to the Company would have a material adverse effect on its results of operations or financial condition.



THE REAL BROKERAGE INC.

Management's Discussion and Analysis

For the Year ended December 31, 2024

Building Your Future, Together

The Real Brokerage Inc. (the "**Company**" or "**Real**") is a real estate technology company that uses an innovative approach to change the way people buy and sell homes. Real's model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:



Keep more commission

Our unique compensation structure favors the agent, allowing them to keep 85%-100% of commissions.



100% Mobile Brokerage Services

We are 100% mobile – so agents have what they need to close the deal at their fingertips and aren't paying for unused office space.



Build Equity

Agents can earn equity through Real's incentive program that allows them to share in the wealth as they help to build a more valuable company



Earn More With Revenue Sharing

Agents can earn a share of revenue generated by agents referred to Real. Each referral by an agent earns that agent 5% of such referred agents' gross commission income up to an annual cap.

2024 Highlights

Real was incorporated under the laws of the *Business Corporations Act* (British Columbia) on February 27, 2018, and was a capital pool company. On June 5, 2020, the Company acquired all of the issued and outstanding common shares of Real Technology Broker Ltd., a private corporation incorporated under the laws of Israel, and changed its name to The Real Brokerage Inc. On June 15, 2021, the common shares (as defined below) commenced trading on the NASDAQ Capital Market ("NASDAQ") under the trading symbol "REAX". The Company's principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and its registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia. V6C 2B5. The Company is a "reporting issuer" in all of the provinces and territories of Canada.

Real provides brokerage services for the real estate market in the United States and Canada. On December 31, 2024, Real was licensed in 50 states and the District of Columbia in the United States and in Alberta, Ontario, British Columbia, and Manitoba, Canada. Real's fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.



■ Active States
■ Active Provinces

24,140	55	$1.26B	$49.0B
Agents as of Q4 2024	(50 states, D.C., and 4 provinces in Canada	Revenue 2024	Value of Sold Homes 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 6, 2025

*This Management's Discussion and Analysis (the "**MD&A**") provides a discussion of the operations and financial condition of The Real Brokerage Inc. ("**Real**" or the "**Company**") for the period ended December 31, 2024, and 2023. This report should be read in conjunction with the consolidated financial statements and related notes for the period ended December 31, 2024 and 2023 (the "**Financial Statements**"). Unless the context indicates otherwise, references to "Real", "the Company", "we", "us" and "our" in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.*

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). All dollar amounts are presented in U.S. dollars unless otherwise stated.

The purpose of this MD&A is to provide investors with a clear understanding of the Company's performance, including its strategic initiatives, operational trends, and financial results. It also discusses key developments that may impact future performance and outlines the risks and opportunities that Real faces in the evolving real estate technology landscape.

This document includes forward-looking statements that reflect the Company's expectations, projections, and future plans. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. Readers are encouraged to review the "Caution Regarding Forward-Looking Information" section for further details on these risks.

As a growing real estate technology company, Real is focused on expanding its agent network, enhancing its proprietary technology platform, and diversifying its revenue streams through ancillary services. The following sections provide a discussion of our recent developments, operational highlights, financial performance, and future expectations.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute "forward-looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "**forward-looking statements**"). These forward-looking statements typically include the words "anticipate," "believe," "consider," "estimate," "expect," "forecast," "intend," "objective," "plan," "predict," "projection," "seek," "strategy," "target," "outlook," "will," "should," "could" or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

- the Company's capital and organizational structure;
- the Company's expected working capital;
- the Company's business plans and strategies including targets for future growth;
- the development of the Company's business;
- expectations regarding the real estate industry;
- expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo for Clients, and Leo CoPilot, and their expected features;
- expectations with respect to future opportunities;
- capital expenditure programs and future capital requirements;
- supply and demand fundamentals for services of the Company;
- the Company's plans and funding for planned development activities and the expected results of such activities;

- the Company's treatment under governmental and international regulatory regimes; and
- the Company's access to capital and overall strategy and development plans for all of the Company's assets.

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

- the impact of macroeconomic conditions on the strength of the residential real estate market;
- an extended slowdown in some or all of the real estate markets in which we operate;
- the future operational and financial activities of the Company generally;
- fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
- the impact of inflation or a higher interest rate environment;
- reduced availability or increased cost of mortgage financing for homebuyers;
- increased interest rates or increased competition in the mortgage industry;
- our inability to successfully execute our strategies, including our strategy regarding Real Wallet, Leo for Clients, Leo CoPilot and our strategy to grow our ancillary mortgage broker and title operations;
- Our inability to launch Leo for Clients with all expected features;
- the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;
- the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to the lawsuit in which we were named, as well as potential future lawsuits in which we are named;
- a reduction in customary commission rates and reduction in the Company's gross commission income collection;
- new laws or regulatory changes that adversely affect the profitability of our businesses;
- risks related to information technology failures or data security breaches;
- the effect of cybersecurity incidents and threats;
- our ability to attract and retain highly qualified employees;
- our inability to retain agents, or maintain our agent growth rate;
- the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;
- the Company's potential inability to comply with the regulatory bodies governing its activities;
- the impact of competition on the Company;
- our ability to obtain or maintain adequate insurance coverage;
- the effects of weather conditions and natural disasters on our business and financial results;
- our ability to maintain our company culture;
- the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;
- the effects of negative publicity;
- our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing; changes in law that have a negative impact on our business; and
- the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors set forth under the heading "Risks and Uncertainties".

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

CORPORATE INFORMATION

The Real Brokerage Inc. (formerly ADL Ventures Inc.) was incorporated under the laws of the Business Corporations Act (British Columbia) ("BCBCA") on February 27, 2018. Originally a capital pool company, Real completed a qualifying transaction on June 5, 2020, acquiring all of the issued and outstanding shares of Real Technology Broker Ltd., an Israel-based private corporation, and changed its name to The Real Brokerage Inc.

The Company's principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

The common shares of the Company ("Common Shares") are listed and traded on the NASDAQ under the symbol "REAX". The Company is a "reporting issuer" in all the provinces and territories of Canada.

SUBSEQUENT EVENTS

To support our continued growth, on February 13, 2025, Real announced several changes to its brokerage model in the U.S. and Canada.

- For U.S. Agents: Effective May 1, 2025, the Broker Review, E&O insurance, and Processing of Transactions ("BEOP") Fee, will be renamed the Compliance and Broker Review Fee and increase from $30 USD to $40 USD per transaction.
- For Canadian Agents: A $40 CAD Compliance and Broker Review Fee will be introduced, the annual cap will increase from $12,000 CAD to $15,000 CAD, post-cap transaction fees will rise from $275 CAD to $375 CAD, and post-Elite transaction fees will increase from $129 CAD to $175 CAD, to better align with U.S. fees and exchange rates. Additionally, Revenue Share payments in Canada will continue to be paid on up to the first $12,000 CAD of Real's commission split. These changes will go into effect on April 1, 2025, for new agents and on an agent's first Anniversary Date occurring on or after May 1, 2025 for all existing agents.
- For Both U.S. and Canadian Agents: Effective April 1, 2025, the post-cap bonus for agents who participate in Real's agent Stock Purchase Plan will decrease from 20% to 15%.

The fee adjustments were implemented to support continued investment in innovation and enhancing the agent experience while also effectively managing rising inflation, increasing operational costs, and evolving regulatory requirements.

BUSINESS OVERVIEW AND STRATEGY

Real is a fast-growing real estate technology company that operates as a software-based brokerage across all 50 U.S. states, the District of Columbia, and four Canadian provinces. Our platform leverages artificial intelligence ("AI") and automation to enhance agent productivity while maintaining a lean operating model. Unlike traditional brokerages, who rely on costly physical offices with high overhead expense, Real operates as a fully digital brokerage, offering agents a more flexible, efficient, and financially compelling model. Within our platform, AI plays a critical role in agent support, enhancing agent productivity, and operational automation, and we believe our integration of AI is differentiated by its focus on real estate-specific applications, including intelligent transaction management, proactive agent assistance, and automated brokerage oversight. Our vision is to transform the home buying and selling experience by integrating technology, AI, and ancillary products and services into a seamless real estate ecosystem - while ensuring agents remain at the center of the transaction.

Software-Based Brokerage Model

Our model is built on developing technology to enhance real estate agent performance, while maintaining a scalable, efficient brokerage operation that does not rely on a cost-heavy brick and mortar presence in the markets we serve.

We believe we are differentiated by our ability to deliver a simple, enjoyable experience that aligns broker, agent, and consumer interests and changes the entire process for the better. We believe we are well positioned to deliver on this promise, supported by our ecosystem which includes:

- Growth-minded agents who seek to improve the real estate industry through collaboration and innovation.
- Innovative technology that reduces friction and is designed to keep transactions seamless, transparent, and easily accessible.
- Integrated services that put the consumer first, including mortgage, title and financial products that contribute to a seamless experience and offer consumers a better product and experience.

Proprietary Technology Platform

Technology is the foundation of Real's ability to scale efficiently while maintaining low overhead. At the core of our technology platform is reZEN, our proprietary transaction management and brokerage operations software. reZEN powers nearly every aspect of our brokerage, enabling efficiency, automation, and flexibility, by incorporating:

- <u>End-to-End Transaction Management.</u> Agents can process deals, manage commissions, and direct payments.
- <u>Automated Compliance & Brokerage Oversight.</u> Reduces manual workload and ensures regulatory compliance in real time.
- <u>Integrated Payment & Financial Services.</u> Provides commission disbursement and access to financial tools.
- <u>Leo CoPilot: AI-Powered Agent Support.</u> reZEN powers Leo CoPilot, our AI-driven agent assistant, enhancing productivity and streamlining workflows. Leo acts as a 24/7 concierge to our agents and brokers throughout the United States and Canada, providing real-time insights about past and future transactions and key agent performance metrics. Real's vision is to create an integrated home buying experience through the adoption of its consumer-facing product called Leo for Clients.
- <u>Open API for Customization.</u> Agents have the flexibility to integrate certain third-party tools.

By automating and centralizing key brokerage functions, reZEN enhances operational efficiency. It also serves as the foundation for future innovations, including consumer-facing tools and ancillary services expansion.

Agent Compensation & Incentive Model

Real's agent compensation model is designed to be more financially compelling than traditional brokerage structures, while offering agents higher earnings potential, passive income streams, and opportunities for equity ownership in the Company.

Commission Structure

As a licensed real estate brokerage, our primary revenue source is derived by processing real estate transactions which entitle us to commissions. We distribute a portion of this commission revenue to our agents and brokers, according to our commission structure. The key components of our commission structure include:

- <u>85/15 Commission Split.</u> Under this model, agents receive 85% of the commission generated from real estate transactions, with the remaining 15% allocated to Real.
- <u>Annual Cap.</u> Once an agent contributes $12,000 in the U.S. (or other agreed amount) in commission splits to Real, that agent qualifies to receive 100% of their gross commission income per transaction for the remainder of their annual cycle.
- <u>Transaction Fees.</u> After an agent has reached the Annual Cap, the agent pays a fee of $285 per transaction in the U.S. and CAD $375 per transaction in Canada, in addition to a $40 fee (USD in U.S. and CAD in Canada) per transaction for broker review and Errors and Omissions ("E&O") insurance.

Revenue Share Model

We offer agents the opportunity to earn Revenue Share, paid out of the Company's portion of commissions, for new, productive agents that they personally refer and who join our platform. Launched in November 2019, this program has had a major impact on our agent count and revenue growth. The momentum across various markets is largely driven by the enthusiasm of key influential agents who have embraced us, actively bringing peers and others in their network to our growing community. In February 2023, we expanded the program to allow new agents to select two sponsors that split 90% of the Revenue Share stream equally while paying the remaining 10% back to the Company. In July 2024, we introduced Broker Revenue share program under which brokers are eligible for earning 1% of the revenue share that is generated by transactions closed in their state.

Agent Equity Participation

In an effort to incentivize and reward our agents, our agents have the opportunity to earn restricted share units (each an "RSU") based on achievement of certain performance criteria. These RSUs typically vest over the course of three years into common shares directly linking our agents' success to the Company's. Additionally, our Agent Stock Purchase Plan enables agents to buy RSUs with a portion of their commissions. These RSUs vest after one year. To encourage participation, agents participating in the program are eligible for bonus RSUs, enhancing the financial benefits for agents. This equity incentive plan is part of our broader strategy to foster a culture of ownership and alignment.

Strategic Priorities

Expanding Our Agent Network and Market Presence

A key driver of our growth is attracting top-performing real estate agents and teams by offering:

- A financially competitive commission model with Revenue Share and stock incentives.
- Technology tools, including reZEN and Leo CoPilot that increase agent productivity.
- Freedom and flexibility to run their businesses their way, embracing an entrepreneurial mindset without the constraints of a traditional brokerage model.

- A collaborative culture where agents support and learn from each other, fostering a sense of community and shared success.

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the leadership and mentoring provided by the team leader. We have introduced programs specifically designed to attract and support large real estate teams and independent brokerages, including:

- Private Label. Allows independent brokerages to retain their branding while benefiting from Real's transaction management and back-office support.
- ProTeams. Gives team leaders flexibility to customize their team members' caps, splits, and fee structures, making it easier for large groups to transition to Real.

By removing geographic limitations and offering a nationwide platform for team growth, we continue to see strong adoption across multiple U.S. and Canadian markets.

Ancillary Services: One Real Mortgage & One Real Title

Real is building a fully integrated real estate ecosystem through its mortgage and title services, which provide additional revenue opportunities beyond brokerage commissions. These services allow Real to further monetize the significant volume of transactions flowing through its platform while offering agents and their clients access to essential real estate services under the same company umbrella.

Title

One Real Title, which Real acquired in January 2022, through its affiliated entities, offers title and escrow services in Washington D.C. and the following states: Florida, Texas, Georgia, Utah, California, Arizona, Nevada, Tennessee, Minnesota, Michigan, Wisconsin, Maryland, Virginia, Illinois, Pennsylvania, New Jersey, North Carolina and South Carolina. One Real Title operates through wholly-owned subsidiaries of Real , and through joint ventures in which Real is the managing member and majority owner.

Mortgage Broker

One Real Mortgage, which Real acquired in December 2022, offers mortgage broker services in Washington D.C. and the following states: Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Louisiana, Michigan, Minnesota, Mississippi, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Texas and Washington.

Real views these businesses as high-margin, adjacent services that complement our core brokerage operations. With thousands of transactions flowing through our brokerage each year, mortgage and title represent natural opportunities to increase revenue and gross profit per transaction while simplifying the experience for agents and their clients. While still in the early stages, we continue to evaluate opportunities to expand our ancillary services, leveraging the strength of our growing agent network to drive adoption and long-term revenue growth.

Expanding Agent-Centric Financial Technology Products

As part of our ongoing strategy to create new benefits for agents while diversifying Company revenue, we have developed Real Wallet, a financial technology platform that centralizes an agent's access to Company-branded financial products. In October 2024, we announced the launch of certain Real Wallet products, including:

- Business checking accounts for select U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card.
- Credit lines for select Canadian agents, based on their earnings history with Real.

We expect to continue working on developing an ecosystem of financial products for real estate agents, creating additional revenue streams to monetize the significant gross market value transacted on our platform. These innovations are being designed to empower agents by helping them build wealth within the Real ecosystem.

The Real Brokerage is a real estate technology company and is not a bank. Banking services provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted. All accounts are subject to approval.

Transforming the Consumer Experience

As part of our strategy to transform the home buying process under the guidance of an agent, we are developing Leo for Clients, a technology product designed to streamline the home-buying process for consumers while increasing adoption of our high-margin ancillary services. Leo for Clients is a natural extension of our agent-facing technology platform, providing agents with another value-added service for their clients.

In October 2023, we launched an initial version of a consumer-facing portal for home loan applications called the OneReal app. Since then, we have evolved the program into Leo for Clients. Expected features include:

- (i) Dedicated AI-enhanced phone lines for each agent;
- (ii) 24/7 access to property information;
- (iii) Scheduling for home tours and access to other real estate services via text message.

Testing of Leo for Clients began in the fourth quarter of 2024, with anticipated beta launch later in 2025. We believe this strategy can create a technology-enhanced experience for consumers, while delivering value to shareholders through better monetization of ancillary services.

Pioneering the Future of Real Estate Through Technology

Technology is a core pillar of our strategy, and a key differentiator in the real estate industry. Our commitment to continuous innovation ensures that agents have best-in-class tools to increase productivity, streamline operations, and enhance the transaction experience.

We have built our business around a software-based, AI-enhanced brokerage model, and expect to continue investing in reZEN, Leo CoPilot, Leo for Clients, and Real Wallet, to drive agent success and operational efficiency. We believe these innovations position Real at the forefront of real estate technology, creating a scalable, cost-efficient, and differentiated platform that benefits agents, consumers, and shareholders alike.

MARKET CONDITIONS AND INDUSTRY TRENDS

The real estate brokerage industry is closely aligned with the health of the residential real estate market, which fluctuates with factors such as economic growth, interest rates, unemployment, inventory levels, and mortgage rate volatility. Our business could be negatively impacted by higher mortgage rates or further increases in mortgage rates. As mortgage rates rise, the number of home sale transactions tends to decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than purchase a home. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

In 2024, macroeconomic conditions in North America continued to impact the residential real estate market, as well as our business and financial results. The year was characterized by persistent challenges in home buyer affordability and inventory shortages, a continuation of a trend that began during 2022, following robust market activity in 2021. Key 2024 trends observed include:

- Shifts in monetary policy and interest rates. In 2024, as inflation pressures in the U.S. moderated, the Federal Reserve implemented its first rate cuts since it began raising its benchmark interest rate in the first quarter of 2022. The Federal Funds Rate which had been held at 5.25%-5.50% since July 2023, was lowered to 4.75%-5.00% in September 2024, 4.50%-4.75% in November 2024, and 4.25%-4.50% in December 2024. However, mortgage rates remained elevated, ending the year at an average of 6.9%, up from 6.6% at the end of 2023.This continued an upward trend from 6.4% at the end of 2022 and 3.1% at the end of 2021, according to Freddie Mac data, and has significantly dampened buyer demand. The persistence of high mortgage rates, despite declining benchmark rates, was largely driven by a rise in long-term Treasury yields, a key determinant of mortgage pricing.

- Persistently low transaction volume. Rising mortgage rates and affordability constraints continued to weigh on transaction volumes. Total existing home sales in the U.S. declined by 1% in 2024 to 4.1 million, essentially unchanged from 4.1 million in 2023, according to data reported by the National Association of Realtors. This marked a further decline from 5.0 million in 2022 and 6.1 million in 2021, and remained well below the historical long-term average of 5.2 million existing home sales. However, in the fourth quarter of 2024, the market began to show early signs of recovery, with existing home sales increasing by 7% compared to the fourth quarter of 2023. Despite these encouraging signs, transaction volumes remain well below typical market levels, constrained by affordability challenges and persistent inventory shortages.

- Elevated home prices. The median sale price on a U.S. existing home was $404,400 as of December 2024, an increase of 6% from December 2023 and 10% from December 2022. Average home prices remain well above levels experienced prior to the COVID-19 pandemic, as limited inventory has supported elevated pricing levels, a trend driven by the "lock-in effect" of existing homeowners holding onto lower-rate mortgages and reduced new construction activity.

We continue to monitor market trends closely and note that despite muted transaction volumes in the market, the overall impact on the Company has been offset by the significant growth demonstrated in the number of agents transacting on our platform.

PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Presentation of Financial Information

The accompanying consolidated financial statements ("financial statements") and notes thereto, including all prior periods presented, have been presented under accounting principles generally accepted in the United States of America ("US GAAP" or "GAAP"). U.S. GAAP differs in some respects from International Financial Reporting Standards ("IFRS") and thus may not be comparable to financial statements of companies that are prepared in accordance with IFRS. Due to differences in accounting treatments between IFRS and U.S. GAAP, amounts historically reported for the Company's financial position, operating results, and cash flows under IFRS changed to being reported under U.S. GAAP in these Financial Statements. These financial statements do not include any explanation of the principal differences or any reconciliation between IFRS and U.S. GAAP.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements.

Non-GAAP measures

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, such as earnings before interest, taxes, depreciation and amortization ("EBITDA") or adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA").

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company. These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real's method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income (loss) because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a useful comparison between our competitors. A reconciliation of EBITDA to GAAP net income (loss) is presented under the section "Discussion of Results from Operations" in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance, stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

A reconciliation of Adjusted EBITDA to GAAP net income (loss) is presented under the section "Discussion of Results from Operations" of this MD&A.

KEY COMPONENTS OF RESULTS FROM OPERATIONS

Revenues

The Company generates substantially all its revenue from commissions on real estate transactions, with additional revenue from ancillary services and agent-related fees, including annual agent fees, joining fees, and transaction fees. The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers, and sellers. The Company satisfies its performance obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company recognizes revenues based on the gross commission amount it expects to be entitled to receive.

Cost of Sales

Cost of Sales primarily consists of commissions paid to Real agents. In Canada, it also includes commissions paid to outside brokerages as required by regulations, along with title fees, and mortgage expenses.

Real agents typically receive 85% of the gross commission earned on a transaction, with 15% retained by the Company. Agents pay the Company 15% of commissions until they reach their annual commission "cap" amount (the "Cap"), at which point they retain 100% of their commissions, minus a per-transaction fee. Each agent's Cap resets annually on their anniversary date. As the total revenue increases, the Cost of Sales also rise accordingly.

Our margins are influenced by the number of agents reaching their Cap, which is driven by transaction volume and home prices appreciation. As we continue to attract high producing agents, this dynamic may put downward pressure on margins. However, we expect to offset this pressure and enhance margins by expanding One Real Title (title and escrow services), One Real Mortgage (mortgage brokerage), and additional ancillary services that will be integrated into our platform.

Operating Expenses

General and administrative

General and Administrative ("G&A") expenses include salaries and benefits for corporate employees, stock-based compensation, administrative costs, professional fees, depreciation, and other general expenses that support the Company's operations. These expenses reflect investments in talent, technology, and corporate infrastructure, including regulatory, legal, and compliance functions, to ensure the Company can scale efficiently while maintaining operational and financial discipline.

Marketing

Marketing expenses primarily consist of Revenue Share payments, stock-based compensation for agents, and other marketing and advertising costs. The largest component is Revenue Share, which reflects payments to agents for attracting productive agents to Real. Agents qualify based on specific performance and referral criteria, making it a key driver of our agent growth strategy. As our agent base expands, so does Revenue Share expense, reflecting the expanding network of participating agents.

Stock-based compensation for agents is another significant component, offering agents multiple paths to earn equity in the company, including production-based awards, attraction-related bonuses, participation in the Agent Stock Purchase Plan, and Elite Agent incentives. These awards typically vest over one to three years aligning agent success with Real's long-term value creation, fostering engagement and retention.

Other marketing and advertising expenses primarily include marketing team salaries, events, and initiatives to support agent attraction and community-building.

Research and development

Research and development ("R&D") expense consists primarily of salaries and benefits, stock based compensation, and other related expenses. R&D costs are expensed as incurred, except for software development costs that meet capitalization criteria. Software developed for internal use is capitalized once the preliminary project stage is complete and its completion and intended use are probable, with capitalized amounts recorded under property and equipment.

Settlement of litigation

For the year ended December 31, 2024, the Company recorded a $9.25 million litigation settlement expense related to the resolution of the *Umpa v. NAR* class action lawsuit. On April 8, 2024, Real entered into a settlement agreement to resolve all claims nationwide, releasing the Company, its subsidiaries, and affiliated agents from liability in the case. The settlement does not constitute an admission of liability or validation of the claims asserted but reflects the Company's decision to conclusively resolve the litigation.

Other income (expenses), net

Other income (expenses), net primarily consists of interest income earned on cash and marketable securities.

Finance expenses, net

Finance expenses, net primarily include fair value adjustments on outstanding warrants, realized gains or losses on financial instruments, and bank fees. These costs fluctuate based on market conditions, financing activities, and changes in the fair value of financial instruments.

SUMMARY RESULTS FROM OPERATIONS

The following table sets forth our consolidated statements of comprehensive loss for the years ended December 31, 2024 and 2023.

		For the Year Ended		
		December 31, 2024		December 31, 2023
Revenues	$	1,264,639	$	689,158
Cost of Sales		1,149,898		626,285
Gross Profit		**114,741**		**62,873**
General and administrative expenses		61,084		42,913
Marketing expenses		57,477		38,611
Research and development expenses		12,156		7,359
Settlement of litigation		9,250		-
Operating Expenses		**139,967**		**88,883**
Operating Loss		**(25,226)**		**(26,010)**
Other income (expenses), net		496		(587)
Finance expenses, net		(1,723)		(619)
Net Loss		**(26,453)**		**(27,216)**
Net income attributable to noncontrolling interests		88		285
Net Loss Attributable to the Owners of the Company		**(26,541)**		**(27,501)**
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:				
Unrealized gain on investments in financial assets		81		330
Foreign currency translation adjustment		794		(28)
Total Comprehensive Loss Attributable to Owners of the Company		**(25,666)**		**(27,199)**
Total Comprehensive Income Attributable to Non-Controlling Interest		88		285
Total Comprehensive Loss		**(25,578)**		**(26,914)**
Loss per share				
Basic and diluted loss per share	$	**(0.14)**	$	**(0.15)**
Weighted-average shares, basic and diluted		**191,172**		**178,127**

    i.   Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.

The following table sets forth our consolidated cost of sales and operating expenses for the years ended December 31, 2024 and 2023.

	For the Year Ended	
	December 31, 2024	December 31, 2023
Cost of Sales	**1,149,898**	**626,285**
Operating Expenses		
General and Administrative Expenses	**61,084**	**42,913**
Salaries and Benefits	27,081	18,940
Stock Based Compensation	9,324	8,607
Administrative Expenses	3,816	3,244
Professional Fees	16,437	8,425
Depreciation Expense	1,396	1,128
Other General and Administrative Expenses	3,030	2,569
Marketing Expenses	**57,477**	**38,611**
Salaries and Benefits	1,048	767
Stock Based Compensation for Employees	29	14
Stock Based Compensation for Agents	10,077	7,780
Revenue Share	42,727	27,905
Other Marketing and Advertising Cost	3,596	2,145
Research and Development Expenses	**12,156**	**7,359**
Salaries and Benefits	6,400	3,749
Stock Based Compensation	949	440
Other Research and Development	4,807	3,170
Settlement of Litigation	**9,250**	**-**
Total Operating Expenses	**139,967**	**88,883**
Total Cost of Sales and Operating Expenses	**1,289,865**	**715,168**

The following table provides additional selected financial information for the years ended December 31, 2024, 2023 and 2022

	For the Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Operating Results			
Total Revenues	1,264,639	689,158	381,756
Loss from Continuing Operations	(26,453)	(27,216)	(20,335)
Total Comprehensive Loss Attributable to Owners of the Company	(25,666)	(27,199)	(20,699)
Per Share Basis			
Basic and diluted loss per share (i)	(0.14)	(0.15)	(0.12)

i.   Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.

DISCUSSION OF RESULTS FROM OPERATIONS

Revenue

For the year ended December 31, 2024, total revenues were $1.3 billion compared to $689.2 million for the year ended December 31, 2023, demonstrating the effects of the Company's growth. The Company generates substantially all its revenue from commissions generated from the sale of real estate properties and other revenues relating to ancillary services. The increase in revenues is attributable to an increase in productive agents on our platform, expansion of the number of states and provinces in which we operate, and increase in the number of transactions closed. We are continually investing in our platform to provide agents with the tools they need to maximize their productivity, which we anticipate will further translate into a larger transaction volume closed by our agents.

A breakdown in revenues (in thousands) generated during the year is included below:

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Main revenue streams		
Commissions	1,255,799	684,873
Title	4,788	2,990
Mortgage Income	4,010	1,295
Wallet	42	-
Total Revenue	**1,264,639**	**689,158**

Commissions

Commission revenue for the year ended December 31, 2024 increased to $1,256 million, up from $684.9 million in 2023. This growth was driven by an increase in the number of productive agents on our platform, expansion into additional states and provinces, and higher transaction volume.

Title

Title revenue for the year ended December 31, 2024 increased to $4.8 million, up from $3.0 million for the year ended December 31, 2023. This growth was driven by an increase in the number of transactions closed, expansion into additional states, and an increase in the number of real estate agent teams.

Mortgage Income

Mortgage Income revenue for the year ended December 31, 2024 increased to $4.0 million, up from $1.3 million for the year ended December 31, 2023. This growth was driven by an increase in the number of mortgage loan officers on our platform and an increase in the number of transactions closed.

Wallet

Wallet revenue for the year ended December 31, 2024 totaled $0.04 million. There was no Wallet revenue in 2023, as the product was introduced in the fourth quarter of 2024. Revenue was generated through interchange fees from agents' use of Real-branded debit cards, interest income on deposit balances held with Thread Bank, Member FDIC, and interest income from credit extended to agents.

Cost of Sales

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Revenues	1,264,639	689,158
Cost of Sales	1,149,898	626,285
Cost of Sales as a Percentage of Revenues	**90.9%**	**90.9%**

Cost of Sales for the year ended December 31, 2024 totaled $1,150 million, compared to $626.3 million for the year ended December 31, 2023, reflecting higher commission payments driven by agent growth and increased transaction volume.

Gross Profit

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Gross Profit	114,741	62,873
Percentage of Total Revenues	**9.1%**	**9.1%**

Gross profit for the year ended December 31, 2024, grew to $114.7 million, up from $62.9 million in 2023. This increase was driven by higher transaction volume, growth in our agent base, and increased contribution from ancillary services such as Title and Mortgage Brokerage. We expect further improvements in Gross Profit as we continue to scale our agent base and expand our high-margin revenue streams.

General & Administrative Expenses

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Salaries and Benefits	27,081	18,940
Stock Based Compensation	9,324	8,607
Administrative Expenses	3,816	3,244
Professional Fees	16,437	8,425
Depreciation Expense	1,396	1,128
Other General and Administrative Expenses	3,030	2,569
General and Administrative Expenses	**61,084**	**42,913**

G&A expenses for the year ended December 31, 2024 increased to $61.1 million, up from $42.9 million in 2023. The largest component of G&A expenses is salaries and benefits, which increased to $27.1 million from $18.9 million, reflecting investments in corporate personnel who support operations, administrative functions, and business growth.

Additionally, professional fees increased to $16.4 million from $8.4 million, primarily due to higher legal expenses related to litigation, broker and recruiter consulting fees, and professional fees associated with audit, tax, and compliance, including our conversion from IFRS to U.S. GAAP during the year.

Stock-based compensation expenses within G&A rose to $9.3 million from $8.6 million, driven by headcount expansion and increased equity compensation for key employees.

Marketing Expenses

	For the Year Ended	
	December 31, 2024	December 31, 2023
Salaries and Benefits	1,048	767
Stock Based Compensation for Employees	29	14
Stock Based Compensation for Agents	10,077	7,780
Revenue Share	42,727	27,905
Other Marketing and Advertising Cost	3,596	2,145
Marketing Expenses	**57,477**	**38,611**

Marketing expenses for the year ended December 31, 2024 increased to $57.5 million from $38.6 million for the year ended December 31, 2023. The largest driver of this increase was Revenue Share payments to agents, which rose to $42.7 million from $27.9 million in 2023, reflecting growth in our agent based and increased participation in the Revenue Share program. Additionally, stock-based compensation for agents increased to $10.1 million from $7.8 million.

Real prioritizes agent-driven growth over traditional marketing channels, with Revenue Share and equity incentives serving as the primary cost of acquisition. As the agent base continues to grow, these expenses are expected to scale accordingly.

Research and Development Expenses

	For the Year Ended	
	December 31, 2024	December 31, 2023
Salaries and Benefits	6,400	3,749
Stock Based Compensation	949	440
Other Research and Development	4,807	3,170
Research and Development Expenses	**12,156**	**7,359**

Research and development expenses for the year ended December 31, 2024 were $12.2 million, compared to $7.4 million for the year ended December 31, 2023. The increase was primarily driven by higher headcount and increased maintenance for reZEN and our other technology products.

Operating Loss

	For the Year Ended	
	December 31, 2024	December 31, 2023
Operating Loss	(25,226)	(26,010)
Percentage of Total Revenues	**2.0%**	**3.8%**

Operating Loss for the year ended December 31, 2024 was $(25.2) million, compared to $(26.0) million in 2023. Besides the other factors described above, the 2024 results also include a $9.25 million litigation settlement expense recorded as part of the resolution of the *Umpa v. NAR* class action lawsuit. As a percentage of revenue, operating loss in 2024 was 2.0%, compared to 3.8% in 2023. The Company remains focused on balancing growth with improving profitability and is committed to scaling its agent network while driving long-term financial performance.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") (in thousands)

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Net Loss	**(26,453)**	**(27,216)**
Add/(Deduct):		
Depreciation and Amortization	1,396	1,128
EBITDA [(i) (ii)]	**(25,057)**	**(26,088)**

i. Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the non-GAAP measures section.
ii. EBITDA is calculated on a trailing twelve-month basis. Refer to non-GAAP measures section of this MD&A for further details.

EBITDA for the year ended December 31, 2024, was $(25.1) million, compared to $(26.1) million in 2023. Besides the other factors described above, the 2024 results also include a $9.25 million litigation settlement expense recorded as part of the resolution of the *Umpa v. NAR* class action lawsuit.

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense related to RSUs and options granted pursuant to our equity plans, including our Amended and Restated Omnibus Incentive Plan, finance expenses, depreciation and amortization expense, goodwill impairment, restructuring expenses, and expenses incurred as part of the settlement agreement to resolve the class action litigation, *Umpa v. NAR*, 4:23-cv-00945 (W.D. Mo.). Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in *Note 7* of the Financial Statements, Share-Based Payment arrangements.

	For the Year Ended	
	December 31, 2024	**December 31, 2023**
Net Loss	**(26,453)**	**(27,216)**
Add/(Deduct):		
Finance Expenses, net	1,723	591
Depreciation and Amortization	1,396	1,128
Stock-Based Compensation Adjustments	52,916	38,403
Goodwill Impairment	-	723
Restructuring Expenses	-	223
Expenses related to Anti-Trust Litigation Settlement	10,377	-
Adjusted EBITDA [(i) (ii)]	**39,959**	**13,852**

i. Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the non-GAAP measures section.
ii. Adjusted EBITDA is calculated on a trailing twelve-month basis. Refer to non-GAAP measures section of this MD&A for further details.

Adjusted EBITDA for the year ended December 31, 2024, increased significantly to $40.0 million compared to $13.9 million in 2023. This growth was largely driven by: (i) revenue growth, supported by a higher number of closed transactions and increased agent productivity; (ii) stock based compensation of $52.9 million, up from $38.4 million in 2023; and (iii) expenses related to the settlement of the anti-trust litigation of $10.4 million recorded in 2024.

Stock Based Compensation

The following table is presented in thousands:

	For the Year Ended					
	December 31, 2024			**December 31, 2023**		
	Options Expense	RSU Expense	**Total**	Options Expense	RSU Expense	**Total**
Cost of Sales – Agent Stock Based Compensation	-	32,537	**32,537**	-	21,562	**21,562**
Marketing Expenses – Agent Stock Based Compensation	382	9,695	**10,077**	2,209	5,571	**7,780**
Marketing Expenses – FTE Stock Based Compensation	2	27	**29**	7	7	**14**
Research and Development – FTE Stock Based Compensation	24	925	**949**	142	298	**440**
General and Administrative – FTE Stock Based Compensation	1,763	7,561	**9,324**	5,914	2,693	**8,607**
Total Stock Based Compensation	**2,171**	**50,745**	**52,916**	**8,272**	**30,131**	**38,403**

Stock based compensation expense for the year ended December 31, 2024 was $52.9 million compared to $38.4 million for the year ended December 31, 2023. The increase in stock based compensation expense is primarily due to an increase in our share price, resulting in a larger value for the awards granted. For the period ended December 31, 2024 and December 31, 2023, stock-based compensation expense related to our full time employees ("FTEs") within marketing and research and development are included in the marketing and research and development expense categories.

Stock-based compensation is expected to continue increasing as we expand our agent network, enhance equity programs to attract and retain key personnel, and grant production-based equity awards to qualifying agents. As equity awards typically vest over one to three years, stock-based compensation expense in a given period may fluctuate due to changes in share price and the timing of new grants.

Financial Instruments

Financial assets and financial liabilities are recognized on the Company's consolidated balance sheets when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

The determination of which classification category is applicable depends, in part, on management's intent and ability to hold the securities and is made on an instrument-by-instrument basis. Three classification categories are used:

Held to maturity (HTM) — Securities that the entity has the positive intent and ability to hold to maturity are accounted for at amortized cost.

Available for sale (AFS) — Securities that are not classified as held to maturity or trading are accounted for at FVTOCI.

Trading — Trading securities are accounted for at fair value through net income (FVTNI).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTNI. A financial liability is classified as at FVTNI if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTNI are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company applies a control-based model to determine derecognition and derecognizes assets when control is surrendered. Control of a financial asset is surrendered only if (1) the transferred asset is legally isolated from the transferor; (2) the transferee has the ability to freely pledge or exchange the transferred financial asset (or third-party beneficial interest holders have the right to pledge or exchange the beneficial interests if the transferee's sole purpose is to engage in securitization or asset-backed financing activities); and (3) neither the transferor nor its consolidated affiliates or agents maintain effective control over the transferred asset through other rights.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A breakdown of financial instruments (in thousands) for the year ended December 31, 2024 is included below:

| | For the Year Ended December 31, 2024 | | | | | |
| | **Carrying Amount** | | | **Fair Value** | | |
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)						
Investments in Financial Assets	9,368	-	9,368	9,449	-	9,449
Total Financial Assets Measured at Fair Value (FV)	**9,368**	**-**	**9,368**	**9,449**	**-**	**9,449**

BUSINESS SEGMENT INFORMATION

Refer to Note 5 within the Financial Statements for a description of the Company's operating segments. The Company has determined that it operates as a single reporting segment - North American Brokerage which comprises of more than 90% of Group's total revenue and income (loss) from operations. The other three segments One Real Title, One Real Mortgage and Real Wallet are not considered as reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These three segments are disclosed in an 'other segments' category below.

A further breakdown of the Consolidated Statement of Loss and Comprehensive Loss by Business Segment (in thousands) during the year is included below:

	For the Year Ended December 31, 2024		
	North American Brokerage	Other Segments	Total
Revenues	1,255,799	8,840	1,264,639
Cost of Sales	1,147,072	2,826	1,149,898
Gross Profit	**108,727**	**6,014**	**114,741**
Operating Expenses[1][2]	128,953	11,014	139,967
Operating Loss	**(20,226)**	**(5,000)**	**(25,226)**
Reconciliation of profit or loss (segment profit/(loss))			
Other income (expenses), net			496
Finance expenses, net			(1,723)
Net Loss			**(26,453)**

[1]Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

[2]Operating expenses includes Revenue share expense of approximately 42,727 thousand and is recorded in the North American Brokerage segment.

	For the Year Ended December 31, 2023		
	North American Brokerage	Other Segments	Total
Revenues	684,873	4,285	689,158
Cost of Sales	625,016	1,269	626,285
Gross Profit	**59,857**	**3,016**	**62,873**
Operating Expenses[1][2]	81,395	7,488	88,883
Operating Loss	**(21,538)**	**(4,472)**	**(26,010)**
Reconciliation of profit or loss (segment profit/(loss))			
Other income (expenses), net			(587)
Finance expenses, net			(619)
Net Loss			**(27,216)**

[1]Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.

[2]Operating expenses includes Revenue share expense of approximately 27,905 thousand and is recorded in the North American Brokerage segment.

A reconciliation of Net Loss to Adjusted EBITDA by business segment is presented below:

	For the Year Ended December 31, 2024		
	North American Brokerage	Other Segments	Total
Net Loss	**(22,145)**	**(4,308)**	**(26,453)**
Add/(Deduct):			
Finance Expenses, net	1,639	84	1,723
Depreciation and Amortization	609	787	1,396
Stock Based Compensation Adjustments	52,916	-	52,916
Goodwill Impairment	-	-	-
Expenses related to Anti-Trust Litigation Settlement	10,377	-	10,377
Adjusted EBITDA	**43,396**	**(3,437)**	**39,959**

	For the Year Ended December 31, 2023		
	North American Brokerage	Other Segments	Total
Net Loss	**(23,423)**	**(3,793)**	**(27,216)**
Add/(Deduct):			
Finance Expenses, net	586	5	591
Depreciation and Amortization	444	684	1,128
Stock Based Compensation Adjustments	38,403	-	38,403
Goodwill Impairment	-	723	723
Restructuring Expense	223	-	223
Adjusted EBITDA	**16,233**	**(2,381)**	**13,852**

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Year Ended	
	December 31, 2024	December 31, 2023
United States	1,109,616	573,658
Canada	155,023	115,500
Total revenue by region	**1,264,639**	**689,158**

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from agents and investors in exchange for issuance of Common Shares. The Company has various financing sources to fund operations expects to fund working capital needs through these sources along with cash flows generated from operating activities. The Company expects to meet all of its obligations and other commitments as they become due.

Balance Sheet overview (in thousands)

	As of		
	December 31, 2024	**December 31, 2023**	**December 31, 2022**
ASSETS			
Current Assets	72,911	50,513	28,369
Non-Current Assets	13,684	14,035	15,393
TOTAL ASSETS	**86,595**	**64,548**	**43,762**
LIABILITIES			
Current Liabilities	54,452	27,195	21,105
Non-Current Liabilities	—	269	242
TOTAL LIABILITIES	**54,452**	**27,464**	**21,347**
TOTAL EQUITY	**32,143**	**37,084**	**22,415**
TOTAL LIABILITIES AND EQUITY	**86,595**	**64,548**	**43,762**

Asset overview by geographical segment (in thousands)

	As of December 31, 2024			
	Canada	**Israel**	**United States**	**Total**
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	2,840	61	20,475	23,376
Restricted cash	16,140	-	7,949	24,089
Investment in financial assets	73	-	9,376	9,449
Trade receivables	5,089	-	9,146	14,235
Other receivables	-	117	-	117
Prepaid expenses and deposits	-	-	1,645	1,645
TOTAL CURRENT ASSETS	**24,142**	**178**	**48,591**	**72,911**
NON-CURRENT ASSETS				
Intangible assets	-	-	2,575	2,575
Goodwill	-	-	8,993	8,993
Property and equipment	16	11	2,089	2,116
TOTAL NON-CURRENT ASSETS	**16**	**11**	**13,657**	**13,684**
TOTAL ASSETS	**24,158**	**189**	**62,248**	**86,595**

As of December 31, 2024, unrestricted cash and cash equivalents and investments totaled $32.8 million, compared to $28.9 million as of December 31, 2023. Cash is comprised of cash held in our banking accounts and money market funds.

For the year ended December 31, 2024:
- Cash flows generated from operations was $48.7 million, in comparison to $19.0 million for the year ended December 31, 2023. The increase in operating cash flows was primarily due to the increase in overall growth of the Company.
- Cash flows from investing activities was $3.8 million, primarily due to withdrawals from investments in debt instruments.
- Cash flows from financing activities was a cash use of $33.1 million. Cash flow used in financing activities primarily related to the repurchases of Common Shares to satisfy RSU obligations pursuant to the NCIB totaling $36.3 million, which was partially offset by proceeds of $6.3 million from the exercise of options.

We believe that our existing balances of cash and cash equivalents, and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding, including through equity or debt financing.

The following table presents liquidity (in thousands):

| | For the Year Ended | |
	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	23,376	14,707
Other Receivables	117	63
Investment in Financial Assets [iii]	9,449	14,222
Total Capital [i] [ii]	32,942	28,992

[i] – Total Capital is not a standard financial measure under GAAP and may not be comparable to similar measures reported by other entities.

[ii] – Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable.

[iii] – Investment securities are presented in the table below.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Fair Value December 31, 2023	Deposits / (Withdrawals)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Fair Value December 31, 2024
Cash Investments	6,531	(6,531)	-	-	-
Fixed Income	7,597	1,212	480	81	9,370
Investment Certificate	94	(15)	-		79
Total	14,222	(5,334)	480	81	9,449

The Company holds no debt obligations.

Contractual obligations

As of December 31, 2024, the Company had no guarantees, leases or off-balance sheet arrangements.

Capital management framework

Real defines capital as its equity. It is comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real's strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company's capital management policies during the periods ended December 31, 2024 and 2023.

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from the financing activities with Insight Partners into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts.

The Company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of December 31, 2024, the total investment in securities available for sale at fair value was $9.4 million and is more fully disclosed in *Note 8* of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value, of the Financial Statements.

SUMMARY OF QUARTERLY INFORMATION

The following table provides select quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended December 31, 2024. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2024				2023			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	350,630	372,488	340,778	200,743	181,341	214,640	185,332	107,845
Cost of Sales	320,645	340,359	308,910	179,984	165,810	195,865	167,573	97,037
Gross Profit	**29,985**	**32,129**	**31,868**	**20,759**	**15,531**	**18,775**	**17,759**	**10,808**
General and Administrative Expenses	18,632	16,301	14,015	12,136	15,387	9,234	9,654	8,638
Marketing Expenses	13,698	15,261	15,889	12,629	9,084	11,577	10,266	7,684
Research and Development Expenses	4,042	3,045	2,608	2,462	2,325	1,931	1,579	1,524
Settlement of Litigation	-	-	-	9,250	-	-	-	-
Operating Expenses	**36,372**	**34,607**	**32,512**	**36,477**	**26,796**	**22,742**	**21,499**	**17,846**
Operating Income (Loss)	**(6,386)**	**(2,478)**	**(644)**	**(15,718)**	**(11,265)**	**(3,967)**	**(3,740)**	**(7,038)**
Other Loss (Income)	(115)	(151)	(57)	(173)	693	(38)	(40)	(28)
Finance Expenses, net	434	214	523	552	32	10	272	305
Income (Loss) Before Tax	**(6,705)**	**(2,541)**	**(1,110)**	**(16,097)**	**(11,990)**	**(3,939)**	**(3,972)**	**(7,315)**
Non-controlling interest	62	(45)	(105)	-	26	(85)	(146)	(80)
Income (Loss) Attributable to the Owners of the Company	**(6,643)**	**(2,586)**	**(1,215)**	**(16,097)**	**(11,964)**	**(4,024)**	**(4,118)**	**(7,395)**
Other Comprehensive Incomes (loss):								
Unrealized Gains (Losses) on Investments in Financial Assets	(16)	3	51	43	116	79	42	93
Foreign Currency Translation Adjustment	529	(230)	376	119	(38)	(52)	(85)	147
Comprehensive Income (Loss)	**(6,130)**	**(2,813)**	**(788)**	**(15,935)**	**(11,886)**	**(3,997)**	**(4,161)**	**(7,155)**
Adjusted EBITDA Reconciliation:								
Net Loss	**(6,705)**	**(2,541)**	**(1,110)**	**(16,097)**	**(11,990)**	**(3,939)**	**(3,972)**	**(7,315)**
Finance Costs	169	(16)	899	671	(6)	(42)	187	452
Depreciation and Amortization	372	358	340	326	298	277	284	269
Stock-Based Compensation Adjustments	15,119	15,417	13,536	8,844	19,423	7,144	6,075	5,761
Goodwill Impairment	—	—	—	—	723	—	—	—
Restructuring Expense	—	—	—	—	—	58	80	44	41
Expenses related to Anti-Trust Litigation Settlement	118	33	369	9,857	—	—	—	—
Adjusted EBITDA	**9,073**	**13,251**	**14,034**	**3,601**	**8,506**	**3,520**	**2,618**	**(792)**
Earnings per Share								
Basic and Diluted Loss per Share	**(0.033)**	**(0.013)**	**(0.006)**	**(0.087)**	**(0.066)**	**(0.022)**	**(0.023)**	**(0.041)**

OTHER METRICS

Year-over-year quarterly revenue growth *(in thousands)*

	2024				2023			
	Q4	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Revenue								
Commissions	348,083	369,890	338,574	199,252	180,417	213,319	184,022	107,115
Commissions – YoY QTR	*93%*	*73%*	*84%*	*86%*	*89%*	*92%*	*65%*	*75%*
Title Revenue	1,338	1,400	1,255	795	480	964	948	598
Title Revenue – YoY QTR	*179%*	*45%*	*32%*	*33%*	*1%*	*99%*	*87%*	*49%*
Mortgage Income	1,167	1,198	949	696	444	357	362	132
Mortgage Income – YoY QTR	*163%*	*236%*	*162%*	*427%*	*2,237%*	*—%*	*—%*	*—%*
Wallet Income	42	-	-	-	-	-	-	-
Wallet Income - YoY QTR	*—%*	*—%*	*—%*	*—%*	*—%*	*—%*	*—%*	*—%*
Total Revenue	**350,630**	**372,488**	**340,778**	**200,743**	**181,341**	**214,640**	**185,332**	**107,845**
Total Revenue – YoY QTR	***93%***	***74%***	***84%***	***86%***	***89%***	***92%***	***65%***	***75%***

Quarterly key performance metrics

The Company uses the results of our operations and key performance metrics related to our business and the real estate industry to evaluate performance, make strategic decisions, and allocate resources. The below table shows certain key performance metrics the Company periodically reviews to measure performance:

Key Performance Metrics	2024				2023			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Closed Transaction Sides	35,370	35,832	30,367	19,032	17,749	20,397	17,537	10,963
Total Value of Home Side Transactions ($, billions)	14.6	14.4	12.6	7.5	6.8	8.1	7.0	4.0
Median Home Sale Price ($, thousands)	—	—	—	—	—	—	—	—
Total Agents (thousands)	24	22	20	17	14	12	12	10
Agent Churn Rate (%)	6.8	7.3	7.5	7.9	6.2	10.8	6.5	8.3
Revenue Churn Rate (%)	1.8	2.0	1.6	1.9	4.9	4.5	3.8	4.3
Full-Time Employees	264	240	231	151	159	162	145	127
Full-Time Employees, Excluding One Real Title and One Real Mortgage	178	155	142	117	118	120	102	88
Headcount Efficiency Ratio[1]	1:136	1:140	1:138	1:143	1:116	1:101	1:113	1:114
Revenue Per Full Time Employee ($, thousands)[2]	2	2,403	2,400	1,716	1,537	1,789	1,817	1,226
Operating Expense Excluding Revenue Share ($, thousands)[3]	26,835	22,956	20,037	27,413	19,956	14,796	13,815	12,412
Operating Expense Per Transaction Excluding Revenue Share ($)[4]	759	641	660	1,440	1,124	725	788	1,132

[1]Defined as full-time brokerage employees excluding One Real Title and One Real Mortgage employees, divided by the number of agents on our platform.

[2]Excluding One Real Title and One Real Mortgage.

[3]Defined as total operating expenses per the Company's statement of comprehensive loss, less revenue share disclosed in the Company's expense by nature footnote disclosure in the Financial Statements

[4]Defined as operating expense excluding revenue share, divided by closed transaction sides

We track these key performance indicators to assess business growth, agent and transaction trends, operational efficiency, and financial discipline. Closed Transaction Sides, Total Value of Home Side Transactions, and Median Home Sale Price provide insight into market growth, market share, and transaction volume, key drivers of our revenue. Total Agents, Agent Churn Rate, and Revenue Churn Rate help evaluate agent network expansion, retention, and the stability of our revenue base.

Operational efficiency is measured through Full-Time Employees, Headcount Efficiency Ratio, and Revenue Per Full-Time Employee, which reflect scalability and productivity relative to revenue growth. Operating Expense Excluding Revenue Share and Operating Expense Per Transaction Excluding Revenue Share provide a clearer view of cost management by isolating fixed and discretionary operating expenses from agent-driven revenue share fluctuations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include goodwill impairment and deferred taxes. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Information about assumptions and estimation uncertainties that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes within the Financial Statements:

– *Deferred taxes*

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. Many of the judgments made in adjusting valuation allowances involve assumptions and estimates that are highly subjective. Due to changes in facts and circumstances and the estimates and judgments involved in determining the proper valuation allowances, differences between actual future events and prior estimates and judgments could result in adjustments to these valuation allowances. As of December 31, 2024 and 2023, the Company has recorded a full valuation allowance on its deferred tax assets. Further details of deferred taxes are presented in *Note 12* of the Financial Statements.

– *Goodwill*

The Company evaluates goodwill for impairment annually in the fourth quarter. In addition to the annual impairment evaluation, the Company evaluates at least quarterly whether events or circumstances have occurred in the period subsequent to the annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. The initial impairment evaluation of goodwill is a qualitative assessment and is performed to assess whether the fair value of a reporting unit is less than its carrying amount. The Company completes a quantitative impairment test if evidence from the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the reporting unit is determined and compared to its carrying amount, including goodwill. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

Determining the fair value of a reporting segment involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting segments is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Assumptions critical to our fair value estimates were: (i) discount rates used in determining the fair value of the reporting segments; (ii) estimated future cash flows; and (iii) projected revenue and operating profit growth rates used in the reporting segment models. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rates, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

Details of goodwill including the results of annual impairment tests, are presented in *Note 11* of the Financial Statements.

ACCOUNTING POLICY DEVELOPMENT

Recently Adopted Accounting Pronouncements

The Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*". This ASU does not alter the methodology employed by the Company in identifying its operating segments, aggregating those operating segments or applying the quantitative thresholds to determine its reportable segments. Instead, the new ASU adds required disclosures concerning significant segment expenses that are regularly provided to or easily computed from information regularly provided to by the chief operating decision maker ("CODM") and included within the Company's reported measure of segment profit or loss, as well as certain other disclosures. The new ASU also allows disclosure of multiple measures of segment profitability if those measures are used to allocate resources and assess performance by the CODM. Furthermore, certain annual disclosures will be required on an interim basis. The new ASU is effective for annual financial statements of public business entities for fiscal years beginning after December 15, 2023 and in interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The new guidance should be adopted retrospectively unless impracticable. The Company has adopted ASU 2023-07 retrospectively beginning from January 1, 2023.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as of the end of the period covered by this annual filing. Based on such evaluation, our CEO and CFO have concluded that as of such date, our disclosure controls and procedures were effective at the reasonable assurance level described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting using the framework set forth by the

Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that Real Brokerage maintained effective internal control over financial reporting as of December 31, 2024. Brightman Almagor Zohar & Co., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, and this attestation report appears in the Financial Statements.

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company's Internal Control over Financial Reporting.

Inherent limitations on Effectiveness of Controls

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Related party transactions

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company's key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, President, Chief Technology Officer, Chief Marketing Officer, Chief Operations Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the A&R Plan (see *Note 7.A*).

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company's business. If any of these risks occur, the Company's business may be harmed, and its financial condition and the results of operation may suffer significantly. Please refer to the risks in Section 5.2 under the caption "Risk Factors" in the Company's Annual Information Form for the fiscal year ended December 31, 2024, available on SEDAR+ under the Company's profile at www.sedarplus.com, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

OUTSTANDING SHARE DATA

As of February 26, 2025, the Company had 204.4 million Common Shares issued and 204.0 million Common Shares outstanding.

In addition, as of February 26, 2025, there were 14.6 million Options issued and outstanding with exercise prices ranging from $0.03 to $6.50 per share and expiration dates ranging from January 2030 to November 2034. Each Option is exercisable for one Common Share. As of February 26, 2025, a total of 24.0 million RSUs were issued and outstanding. Once vested, each RSU will settle for a Common Share or cash equal to the value of a Common Share.

RECENT DEVELOPMENTS

Normal Course Issuer Bid ("NCIB")

On May 14, 2024, the Company announced that it renewed its NCIB again pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices, and may be conducted during the twelve-month period ended May 28, 2025.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit obligations. The Company appointed CWB Trust Services (the "**Trustee**") as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the year ended December 31, 2024, the Company repurchased 8.2 million Common Shares for $36.3 million.

Executive Trading Plans (Rule 10b5-1)

The Company has adopted a written insider trading policy that governs the purchase, sale, and other dispositions of the Company's securities by its directors, officers, and employees, designed to promote compliance with applicable insider trading laws and regulations. The policy permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

On November 25, 2024, Michelle Ressler, the Company's Chief Financial Officer, entered into a 10b5-1 trading plan (the "Plan"), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 218,898 Common Shares, less any amounts that are withheld for the payment of taxes. The first sale of Common Shares will not take place until at least April 1, 2025. The Plan end date is April 1, 2026. Under the Plan, Ms. Ressler will relinquish control over the sale transactions. Accordingly, sales under the Plan may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

ADDITIONAL INFORMATION

These documents, the Company's Annual Information Form for the year ended December 31, 2024, as well as additional information regarding Real, have been filed electronically on Real's website at www.onereal.com and is available on SEDAR+ under the Company's profile at www.sedarplus.com.

Our Values

Work hard. Be kind.

Kindness is a superpower and the fuel that keeps us growing. We stand together in service of our vision and each other

'We' are Bigger than 'Me'

Together, we move further and faster toward groundbreaking change in how people buy and sell homes.

Tech x Humanity

Tech for a better experience – our technology empowers agents & simplifies the process for everyone.

Real Locations

As of Dec. 31, 2024



Active States
Active Provinces

27,000

Agents as of April 2025

55

(50 states, D.C., and 4 provinces in Canada)

$1.26B

Revenue
2024

$49B

Value of Sold Homes
2024

Real Broker, LLC

Licensed Real Estate Broker

Broker is licensed as “Real Broker, LLC” in the following U.S. states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming.

Broker is licensed as “Real Brokerage Technologies, Inc”, in the State of California, CA DRE #2022092. Office Address: 1420 Kettner Blvd. #100, San Diego, CA 92101. Broker is licensed as “Real Broker AZ, LLC in the State of Arizona. Broker is licensed as “Real Broker CT, LLC in the State of Connecticut. Broker is licensed as “Real Broker MA, LLC in the State of Massachusetts. Broker is licensed as “Real Broker NH, LLC in the State of New Hampshire. Broker is licensed as “Real Broker NY, LLC and Real Broker, LLC in the State of New York. Broker is licensed as “Real Brokerage Technologies, Inc.” in the State of Ohio. Broker is licensed as “Real Broker Commercial, LLC” in the states of Maryland, North Carolina, New Jersey, New York, South Carolina, Virginia and the District of Columbia.

For more information, please refer to www.onereal.com